Exhibit 99.1

IMRIS Inc.

Annual Information Form

For the Year Ended

December 31, 2012

MARCH 5, 2013

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TABLE OF CONTENTS

TABLE OF CONTENTS		2
FORWARD-LOOKING AND OTHER STATEMENTS		3
GENERAL MATTERS		5
1.	CORPORATE STRUCTURE	7
2.	GENERAL DEVELOPMENT OF THE BUSINESS	8
3.	NARRATIVE DESCRIPTION OF THE BUSINESS	9
4.	DIVIDENDS	37
5.	CAPITAL STRUCTURE	37
6.	MARKET FOR SECURITIES	38
7.	DIRECTORS AND OFFICERS	39
8.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	43
9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
10.	TRANSFER AGENT AND REGISTRAR	44
11.	MATERIAL CONTRACTS	44
12.	INTERESTS OF EXPERTS	44
13.	ADDITIONAL INFORMATION	44
APPENDIX “A”		45
APPENDIX “B”		52

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FORWARD-LOOKING AND OTHER STATEMENTS

This Annual Information Form (“AIF”) contains forward-looking statements. These statements relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward- looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this AIF include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

•	our expected future losses and accumulated deficit levels;

•	our ability to recognize revenues from sales of our products when expected or at all;

•	our backlog;

•	our expected growth in revenues;

•	our gross profit percentage;

•	our ability to derive future revenues from a limited number of new customers;

•	our ability to satisfy customer demand for our products;

•	our ability to maintain the relationships needed for the support and maintenance of our products;

•	our ability to obtain a sufficient supply of the components needed for our systems;

•	our strategy with respect to the protection of our intellectual property;

•	our strategy for developing new products and modifications to existing products;

•	our requirement for, and our ability to obtain, future funding on favorable terms or at all;

•	our potential sources of funding;

•	the effect of litigation on our business;

•	the benefits of our products and services;

•	our expected conversion of backlog to product deliveries;

•	capital expenditures;

•	cash flow estimates and the sufficiency thereof;

•	our operating expenses;

•	our plans to invest in research and development (“R&D”);

•	our business strategy;

•	our plans for the growth of our business domestically and internationally;

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•	our intentions with respect to developing strategic partnerships for the design, development and marketing of existing and future products;

•	our assessment of the benefits of our products to patients, clinicians and hospitals;

•	our plans for new applications of our core technology;

•	our development plans in conjunction with Varian Medical Systems (“Varian”) and the success thereof;

•	our ability to successfully commercialize and deploy our surgical robotic system;

•	our intentions with respect to creating long-term customer relationships; and

•	our plans to seek and maintain regulatory clearance for our products.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the extent of our future losses;

•	deferrals of customer orders or delays in manufacturing, delivering and/or installation of a product;

•	loss of suppliers or increases to the cost of the components of our products;

•	our ability to attract and retain strategic partners and key personnel;

•	damage to our manufacturing facility or its failure to accommodate future sales growth;

•	market competition and technological advances of competitive products and treatments;

•	our ability to obtain and protect our intellectual property rights to existing and future products and, when required, to license third party intellectual property on commercially reasonable terms;

•	the expense and potential harm to our business of intellectual property litigation;

•	the failure to obtain, delay in or withdrawal of necessary government regulatory approvals for existing products or future products or modifications;

•	our ability to develop new products and manage growth;

•	our ability to obtain future financing and on commercially reasonable terms;

•	the ability of our customers to obtain adequate reimbursement from third party payers for the use of our products;

•	the impact of future legislative or regulatory changes;

•	the impact of product liability or warranty claims;

•	foreign currency fluctuations;

•	our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

•	changes in economic conditions;

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•	stock market volatility;

•	our exposure to credit risk for accounts receivable;

•	our ability to convert any letter of intent or nonbinding memorandum of understanding into a binding agreement; and

•	additional risks and uncertainties, many of which are beyond our control, referred to under “Risks Related to our Business” and elsewhere in this AIF.

Although the forward-looking statements contained in this AIF are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. These forward-looking statements are made as of the date of this AIF.

Forward-looking statements made in this AIF are made as of the date of the original document and have not been updated by us except as expressly provided for in this AIF. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, in this AIF the terms “IMRIS”, “we”, “us”, “our” or the “Corporation” refer to IMRIS Inc. and the wholly-owned subsidiaries through which it conducts business. Our trademarks are “IMRIS” and “VISIUS Surgical Theatre”. This AIF contains company names, product names, trade names, trademarks and service marks of other organizations, all of which are the property of their respective owners.

This AIF may include market share information and industry data and forecasts obtained from independent industry publications and surveys. References to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference into this AIF. Although we believe these sources are reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially in respect of emerging markets, such as those for our products, or over long periods of time.

You should not assume that the information contained herein is accurate as of any date other than the date on the front of this AIF, unless otherwise noted or as required by law. It should be assumed that the information appearing in this AIF are accurate only as of their respective dates. Our business, financial condition, results of operations or prospects may have changed since those dates.

Certain terms and phrases used in this AIF are defined in the “Glossary of Certain Terms”.

In this AIF, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars.

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GLOSSARY OF CERTAIN TERMS

“510(k) clearance” is an FDA submission where the applicant seeks to demonstrate that a medical device is at least as safe and effective, or substantially equivalent, to a device that has previously been approved.

“angiography” is a fluoroscopic technique in which a contrast agent is injected into a patient’s vasculature in order to allow imaging of the vessels or other structures.

“bi-plane angiography” involves the use of two simultaneous angiographic views, often at right angles, to provide a three-dimensional view of the anatomy of interest.

“cardiovascular conditions” are medical conditions or diseases that affect the heart or the vasculature of the heart.

“CE” as in “CE Mark” is an acronym for Conformité Européene, an organization that certifies that a product has met European Union health, safety, and environmental requirements and represents compliance with the applicable Medical Device Directives of the European Union.

“cerebrovascular conditions” are conditions pertaining to the brain and its major blood vessels.

“chemotherapy” is the treatment of illness by chemical means; it is used primarily to refer to the chemical treatment of cancer.

“Class I Device” is a medical device that the FDA believes presents a very low risk to the consumer and which is substantially equivalent to other products already on the market. These devices are subject only to general controls.

“Class II Device” is a medical device for which general controls alone are insufficient to assure safety and effectiveness, but in respect of which additional existing methods are available to provide such assurances. Therefore, Class II devices are subject to special controls in addition to the general controls of Class I devices.

“Class III Device” is the most stringent category for a medical device for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices are usually those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

“contrast agent” is a fluid that is injected into the bloodstream of a patient and provides a darker image than its surrounded structure when viewed using x-rays.

“core” is the part of the brain tissue that has died during a stroke.

“CT” is computed tomography, where a computer is used to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest.

“DICOM” means the Digital Imaging and Communications in Medicine technical protocols.

“fluoroscopy” is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite.

“image-guided therapy system” or “image-guided therapy system solution” is an integrated suite of products and technologies that permit imaging during a surgical or interventional procedure.

“imaging coils” are devices that are used in conjunction with an MR scanner to receive signals from the anatomy of the patient.

“imaging modalities” are different approaches to the imaging of patient anatomy using different technologies, such as ultrasound, CT, fluoroscopy and MR.

“International Electrotechnical Commission” is a global organization that prepares and publishes international standards for all electrical, electronic and related technologies.

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“interventional suite” is any suite where a minimally invasive procedure is completed.

“ionizing radiation” is radiation that has the ability to ionize matter.

“ischemic stroke” occurs when a clot of material becomes lodged in a sensitive cerebral artery, resulting in a significant reduction in the flow of blood, and its nutrients and oxygen, to the area of the brain supplied by the artery.

“ISO 13485 certification” is the certification given by the International Organization for Standardization, which is a non-governmental organization that publishes international industrial and commercial standards.

“Medical Device Directives” covers the regulatory requirements for the European Union for Medical Devices.

“microsurgery” dissection of tiny structures under the microscope with the use of extremely small instruments.

“MR” is magnetic resonance, which is the physical phenomena underlying the imaging ability of an MR scanner.

“MR imaging” produces high resolution images of a patient’s anatomy by measuring the unique manner in which certain molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet.

“MR scanner” is a medical device that uses MR imaging to provide images of anatomy.

“MR transport system” is our proprietary, computer-controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another.

“neurosurgical applications” are surgical or interventional procedures that have to do with the brain and the nervous system of the brain.

“neurosurgical procedure” is surgery performed on the nervous system or the brain.

“radiation therapy” is the treatment of disease, usually cancer, by ionizing radiation in order to deliver an optimal dose of either particulate or electromagnetic radiation to a particular area of the body with minimal damage to normal tissues.

“radio-frequency shielding systems” are copper shields installed in the walls around an MR scanner, which are required to protect an MR scanner from radio interference.

“single plane angiography” is the use of a single plane view of angiography, providing a two-dimensional view of the anatomy of interest.

“Tesla” is the unit of measurement for the strength of a magnetic field generated by a magnet, including that inside an MR scanner.

“ultrasound” is a diagnostic imaging technique used to visualize body structures using sound waves.

“vasculature” is any part of the circulatory system.

1.	CORPORATE STRUCTURE

IMRIS was incorporated under the Canada Business Corporations Act on May 18, 2005. On May 20, 2005, we acquired all of the assets and assumed all of the liabilities of Innovative Magnetic Resonance Imaging Systems Inc., which we refer to in this AIF as “Innovative”. On November 18, 2005, we acquired control of Innovative and we amalgamated with Innovative on December 31, 2005. On October 26, 2007, our articles of amalgamation were amended to, among other things; create a class of preferred shares, unlimited in number and which may be issued from time to time in one or more series. Consequently, we are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. On February 5, 2010, we acquired all of the shares of NeuroArm Surgical Limited (“NASL”).

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We own, directly or indirectly, all of the outstanding shares of our subsidiaries: IMRIS, Inc. (incorporated under the laws of Delaware, USA); IMRIS (Europe) SPRL, (incorporated in Belgium); IMRIS Germany GMBH (incorporated in Germany); IMRIS India Private Limited (incorporated in India); IMRIS KK (incorporated in Japan); and NASL (incorporated under the laws of Alberta, Canada and continued under the federal laws of Canada in April 2010).

Our principal office is located at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three-Year History

Fiscal 2012

We substantially completed the installation of seven IMRIS systems during 2012, bringing to 45 the number of units installed at December 31, 2012 and we continued our global expansion in 2012 with further sales of VISIUS Surgical Theatre’s in the United States, China and the Middle East.

We had 10 new orders in 2012, contributing to a backlog of $122.5 million at December 31, 2012 versus $95.0 million at December 31, 2011. As at December 31, 2012, we had sold 59 systems. Of these, 38 are located in the United States, nine are in the Asia Pacific region, eight are in Canada and four are in Europe/the Middle East.

We continued to build our product portfolio throughout the year with a number of enhancements designed to increase utility of the VISIUS Surgical Theatre and we advanced development of our SYMBIS Surgical System (as defined below) and image guided radiation therapy products toward commercialization.

We announced plans for the relocation of our operations from Winnipeg, Manitoba to Minnesota.

At the end of 2012, we had 168 employees at various locations around the world including Canada, the United States, Japan, Europe, India, Australia and China.

Fiscal 2011

We substantially completed the installation of six IMRIS systems during 2011, bringing to 38 the number of units installed at December 31, 2011 and we continued our global expansion in 2011 with our first sale of a VISIUS Surgical Theatre in Japan as well as sales in the United States and China.

We had five new orders in 2011, contributing to a backlog of $95.0 million at December 31, 2011 versus $117.1 million at December 31, 2010. As at December 31, 2011, we had sold 49 systems. Of these, 31 are in the United States, eight are in Canada, four are in Europe/the Middle East and six are in the Asia Pacific region.

We rebranded our IMRISneuro, IMRIScardio and IMRISNV products to VISIUS Surgical Theatres to highlight the value, scope and flexibility of IMRIS’s image guided therapy suites across a range of clinical applications.

We continued to build our product portfolio throughout the year with a number of enhancements designed to increase utility of the VISIUS Surgical Theatre including the introduction of an intraoperative CT offering.

In September 2011, we entered into an agreement with Macdonald, Dettweiler and Associates Ltd. for the final phases of collaborative development of IMRIS’s MR guided surgical robot, building on the development work the two companies have completed to date.

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At the end of 2011, we had 169 employees at locations around the world including Canada, the United States, Japan, Europe, India, Australia and China.

Fiscal 2010

We substantially completed the installation of 13 IMRIS systems during 2010, bringing to 32 the number of units installed at December 31, 2010.

We received purchase orders for ten new systems in 2010, contributing to a backlog of $117.1 million at December 31, 2010 versus $109.1 million at December 31, 2009. As at December 31, 2010 we had sold 45 systems. Of these, 28 are in the United States, eight are in Canada, four are in Europe/the Middle East and five are in the Asia Pacific region.

We continued our global expansion in 2010 with the sales in the United States, Canada, Europe, the Middle East and Australia. We received regulatory approvals in Korea for the 1.5 Tesla and 3.0 Tesla versions of IMRISneuro and regulatory clearance for IMRISNV and IMRIScardio in Australia.

We completed an equity financing with the issuance of 11,100,000 Common Shares for net proceeds of $50.0 million and listed our Common Shares on the NASDAQ Global Market exchange.

At the end of 2010, we had 154 employees at locations around the world including Canada, the United States, Japan, Europe, India and China.

In February 2010, we entered into a definitive agreement to acquire NASL, a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robot. In conjunction with the acquisition, we also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited to create the next generation of the technology. As consideration for the acquisition of NASL including its technology, patents, and associated intellectual property, 1.6 million IMRIS Common Shares were issued from treasury.

In October 2010 we announced a co-development agreement with Varian to create an innovative new MR-guided radiation therapy system for use in treating a variety of cancers. Under the terms of the agreement, our two companies plan to develop a solution that combines IMRIS’ proprietary MR imaging technology with Varian’s TrueBeamTM system.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	General Description of the Business

The Company operates as one business segment that designs, manufactures and sells image-guided therapy solutions that provide surgeons with the ability to obtain information during the course of a procedure that allows a surgeon to make decisions that may improve outcomes for patients. These solutions are a combination of an imaging modality, a therapeutic action or product, all integrated into an application-specific system. We believe that providing real time or near real time information in the form of imaging and visualization enhances the ability of clinicians to make decisions that can lead to improved outcomes for patients.

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Our patented technologies enable clinicians to use various types of image-guided solutions during a surgical or interventional procedure without needing to move the patient to a separate location to perform a scan. This ability results in a solution that, we believe, is safer for the patient and minimizes disruption to clinical workflow. The system also provides value to hospital administrators by allowing the image-guided solution to be used for standard diagnostic procedures when it is not being used during surgery or interventional procedures.

3.1.1	Our Product Family for Image Guided Therapy

Our image-guided therapy product family consists of the VISIUS Surgical Theatre, which is currently being sold around the world, an MR-guided Radiation Therapy system, which is currently in development, and an Image Guided Surgical Robotic System, which is also currently in development.

VISIUS Surgical Theatres and Traditional Surgical Procedures

VISIUS Surgical Theatres deliver detailed visual information to clinicians during the course of traditional surgical procedures. The VISIUS Surgical Theatre can be configured for numerous procedures using intraoperative imaging including MRI, x-ray angiography and CT, alone or in multimodal combinations. VISIUS Surgical Theatres are multi-purpose surgical suites that incorporate combinations of MR imaging, fluoroscopy and CT. These suites are designed to address multiple medical applications. VISIUS Surgical Theatres are currently being sold globally, with 59 systems sold to date.

VISIUS Surgical Theatres are currently available for the following surgical applications:

•	Neurological
•	Cardiovascular
•	Cerebrovascular
•	Interventional

•	Spine

The VISIUS Surgical Theatre for neurosurgery was first introduced in the fall of 2005. Since its initial launch it has rapidly become the leading MR-guided imaging system for neurosurgery and is currently being used for a wide range of neurological applications such as tumor resection, skull base procedures and guided stereotactic procedures.

Published clinical data shows the benefits of how VISIUS Surgical Theatres can make a difference in using iMRI in neurosurgical procedures.

•	In 40% of all cases, the surgeon modified the neurosurgical procedure based upon the findings of intraoperative MR (iMRI)
•	In 55% of glioma cases (i.e. tumor resection), the surgeon resected additional tumor after an iMRI

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•	85% of gross total tumor resection was achieved using iMRI versus 56% without iMRI

In late 2009, we expanded our product portfolio by introducing VISIUS Surgical Theatres for cerebrovascular and cardiovascular applications. VISIUS Surgical Theatre for cerebrovascular applications offers interventional clinicians an imaging solution for the rapid evaluation, resolution and post-procedure assessment of cerebrovascular conditions including ischemic stroke, where the ability to transition quickly from imaging to intervention can save precious time and may make a significant difference in patient outcomes. VISIUS Surgical Theatre for cardiovascular applications uses fluoroscopy and MR imaging to provide clinicians with timely and accurate images and other physiological data regarding the patient’s cardiovascular structures before, during and after an intervention.

Both these applications leverage our core technology to sequentially employ MR and fluoroscopy in one integrated Theatre. These Theatres permit the patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. The images supplied by these two Theatres provide interventional clinicians with the information needed for the timely assessment, intervention and post procedure evaluation of cerebrovascular and cardiovascular conditions. In addition, these Theatres can be used for standard diagnostic procedures.

The VISIUS Surgical Theatre is also available with a CT imaging system that provides the ability to image dense tissue such as bone and can be used in vascular imaging with the aid of appropriate contrast agents. This system may have specific application to spinal procedures and provide an integrated suite for hardware placement or other therapeutic procedures.

In addition to providing the components and systems that make up our product offering, we offer our customers extensive design services in connection with their acquisition of a VISIUS Surgical Theatre. These services extend throughout the system sales cycle, from room configuration and architectural design to project management of suite construction at our customer sites in compliance with applicable construction codes and other regulatory requirements. The installation of a VISIUS Surgical Theatre is a complex engineering and construction undertaking, so our provision of these design services represents important added value to our customers.

VISIUS Surgical Theatre and the TrueBeamTM System for Radiosurgery (Currently under Development)

We are currently working with Varian under a co-development agreement signed in October 2010 to develop an MR-guided radiation therapy system that combines IMRIS’ proprietary MR imaging technology with Varian’s TrueBeam™ radiation therapy system to enable the use of MR imaging during radiotherapy treatments for cancer. We expect that the solution we are developing with Varian will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide MR imaging to very precisely confirm a tumor’s location prior to treatment and as needed during the treatment session, all without having to move the patient from the treatment couch or transport the patient to and from another room, as would be required today. This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy. By integrating the exquisite detail of MR imaging with the extensive treatment delivery capabilities of Varian’s TrueBeam™ system, the two companies are working to enhance the effectiveness of radiation therapy, potentially decreasing the time and cost hospitals incur for each procedure.

We believe that integrating MR imaging with radiation treatment will allow us to better adapt radiation therapy to the individual patient and will open new avenues of research to further improve the effectiveness of radiation therapy. This may improve radiation therapies by more accurately targeting tumors, which may reduce side effects and collateral damage to healthy tissue and may reduce the number of radiation treatments required to treat a tumor.

This design of the system is in its final stages of development which includes the expected completion of our first clinical site and Princess Margaret Hospital in Toronto, Canada. This first clinical site for our MR-guided radiation therapy system will be used to conduct research at the hospital in order to clinically validate the system and further develop the system’s commercial capabilities. Based on the current development path we expect submit our application for final regulatory clearance in 2013.

VISIUS Surgical Theatre and the SYMBIS Surgical System (Currently under Development)

We are developing the SYMBIS Surgical System, a surgeon controlled robot capable of performing microsurgery and other stereotactic procedures under real time image guidance. We believe that the addition of real-time MR imaging to surgical robotics may contribute to improved surgical procedures and patient outcomes.

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In 2010, we acquired NASL and its MR-compatible neurosurgical robotic system and related intellectual property. The NASL technology combines the detailed imaging of MR with the precision of surgical robotics. The system features two robotic arms that can manipulate MR-compatible tools at the microscopic level from a remote workstation. The surgeon sees detailed three-dimensional images of the brain and the surgical tools, and uses hand controllers equipped with enhanced touch sensation that allow the surgeon to ‘feel’ very small features of the anatomy through the robotic arms and surgical tools.

Version 1 of the system is currently in a single site clinical trial with a cohort of 120 neurosurgical patients and from that we submitted a 510(k) clearance application for the SYMBIS Surgical System in August 2012. The 510(k) process is underway and we continue to work with the FDA to address any concerns. We believe that we will be required to provide more clinical trial data for evaluation in addition to what we have already submitted. We are working with the FDA to determine the scope and size of the additional patient data that will satisfy the needs of the evaluators and provide us with clarity and a timeline to completion.

We intend to focus our development efforts of the system for use in neurosurgical applications; however, this technology may also be applied to other clinical procedures. Overall, we believe this product has the potential to deepen our portfolio of image-guided therapy solutions and may add to our overall customer value proposition.

3.1.2	Our Principal Markets

Our Existing Market

Our image-guided therapy solutions are designed to allow for the acquisition and presentation of imaging data to a clinical team during the course of a surgical procedure.

VISIUS Surgical Theatres

The market for VISIUS Surgical Theatres is predominantly hospitals around the world that deliver clinical services to patients in the neurosurgical, interventional cerebrovascular and interventional cardiovascular areas. Recent clinical data has been published showing the benefits of using iMRI to perform neurosurgical procedures versus other traditional methods of performing neurosurgical procedures. According to AANS National Neurosurgical Procedure Statistics, in 2006 there were approximately 142,000 neurological procedures performed in the United States. We believe that additional clinical data supporting the benefits of neurological applications and other applications of the VISIUS Surgical Theatre could lead to more patients demanding this product for their procedures, resulting in increased demand from hospitals.

Our Market for New Products

MR-guided Radiation Therapy

There are currently more than 10 million new cancer cases each year worldwide, and that number is increasing. Radiation therapy is one of the primary forms of cancer treatment. The process for delivering radiotherapy typically includes planning the treatment using images provided by either MR imaging or CT or both. The imaging information is used to simulate and verify the treatment plan before delivery of the treatment. While CT images are the standard for planning and simulation purposes, the greater resolution of MR for soft tissue imaging is increasing the use of MR as a complement to CT in the target tumor definition procedure. Clinical studies have shown that MR can replace CT during all steps of the treatment workflow, reducing the radiation exposure to the patient, removing any systematic registration errors that may occur when combining MR and CT, and decreasing time and cost for CT investigation. The positive data supporting the use of MR for soft tissue procedures provides a market for our MR-guided radiation therapy, which integrates MR with radiation therapy.

Image-guided Robotics

We are currently focusing our development of the image-guided robotic therapy solution for use in neurosurgical procedures. The market for this product will potentially include hospitals that perform significant numbers of neurosurgical applications each year. We anticipate that the market for this technology could expand as it is developed for other applications.

3.1.3	Distribution Methods

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers. The cost of an integrated VISIUS Surgical Theatre to a hospital can range from approximately $4 million to $12 million depending on the product selected, the room configuration and the level of integration services requested. The installation generally involves additional capital expenditures by the customer for room construction and ancillary operating room equipment. In addition to the initial installation costs, most of our customers also enter into long-term service contracts with us for maintenance and support of their VISIUS Surgical Theatre. We currently do not provide leasing, deferred payment, profit sharing or other financing arrangements to our customers in connection with the purchase of our systems.

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Our sales process requires that we engage with a number of different stakeholders within and outside the hospital to assist in making a strong clinical and business case for the VISIUS Surgical Theatre. While clinicians are generally the lead stakeholders of the hospital responsible for supporting a VISIUS Surgical Theatre acquisition, the sales process requires the involvement of radiologists, facilities managers, hospital administrators and other hospital staff at various stages. In certain cases, we also engage as needed with hospital funding sources, including private donors, government entities and financial institutions. As a result, our sales cycle is both complex and lengthy, typically lasting more than 12 months from initial customer engagement to our receipt of a purchase order.

We also have distribution agreements in place with medical equipment distributors to address emerging market opportunities in Southeast Asia, India, the Middle East and Korea. In support of our sales staff, we have regional market managers who are responsible for the development and delivery of territory-specific marketing programs to create awareness and generate sales interest. Also supporting sales are specialists in program management, customer engineering, customer support and training who serve all of the sales regions. Our product marketing group is responsible for working with our sales staff, regional market managers and customers to identify potential new products and upgrades to be developed in conjunction with our research and development group.

3.1.4	Primary Components

The following are the key components of our products:

•      MR Transport System: VISIUS Surgical Theatres for neurosurgical, cerebrovascular and cardiovascular applications incorporate a proprietary, computer-controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another. The movement of the MR scanner is achieved using a patented approach but also relies upon our substantial body of unpublished proprietary technical knowledge relating to, among other things, the calibration of the MR scanner to enable imaging at multiple scanning locations.

•      Large Aperture Superconducting 1.5 Tesla or 3.0 Tesla Magnet: All of our systems incorporate a superconducting magnet. We offer a choice of two magnet strengths. We use a large aperture superconducting 1.5 Tesla-strength magnet that provides high-resolution MR images for medical use. The 1.5 Tesla MR scanner has been the industry standard for MR imaging for a number of years. During 2008, we introduced a second version of our system using a 3.0 Tesla MR scanner. The higher field strength of the 3.0 Tesla system provides for shorter scan times and enhanced image quality. Both the 1.5 Tesla and 3.0 Tesla MR scanners are supplied with a wide range of specialized diagnostic and surgical software used to image specific patient anatomy and physiology. Both scanners have a larger bore opening than is typically available on the market, which accommodates a wider range of patient positions for multiple types of surgical procedures.

•      Angiography Systems: In addition to the superconducting magnets used for MR imaging, our VISIUS Surgical Theatres for cerebrovascular and cardiovascular applications utilize angiography equipment for fluoroscopic imaging. Theatres designed for cerebrovascular applications are typically configured with a bi-plane system that permits the clinician to obtain simultaneous angiographic images from two planes, which permits the visualization of the complex three-dimensional path of the cerebrovascular system. Theatres configured for cardiovascular applications typically utilize a single plane or bi-plane angiography system, depending on the needs of the customer.

•      CT Scanner and Transport System: VISIUS Surgical Theatres for cranial and spinal neurosurgery, incorporate a multi-slice CT scanner that travels to the patient on demand and provide intraoperative images that improve the surgeons ability to see the target clearly, and enhance treatment precision. The 20-, 40- or 64-slice CT scanner enters and exits the operating room traveling on floor rails without compromising image quality or exam speed. A unique rail cover minimizes tripping hazards, eases cleaning and minimizes liquid ingress.

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•      Neurosurgical Patient Handling Systems: VISIUS Surgical Theatres designed for neurosurgical procedures provide a neurosurgical table that is MR-compatible but may also be used as a fully functional operating room table for most other procedures, regardless of whether MR imaging is required for them or not. The table is designed to allow the MR scanner to pass over a stationary patient during a surgical procedure.

•      Angiographic Patient Handling Systems: VISIUS Surgical Theatres for cerebrovascular and cardiovascular applications include patient tables that are MR-compatible tables that are also x-ray compatible, so that they can be used for real-time fluoroscopic procedures. The tables can be tilted forward and reverse, rolled laterally, rotated and moved horizontally for optimum positioning for imaging and intervention. For MR imaging, the table is rotated 90 degrees and fully extended toward the MR scanner to allow the MR scanner to pass over the patient without interference and without ever moving the patient from the tabletop.

•      Multi-element Surgical Coils and Head Fixation Device: All VISIUS Surgical Theatres equipped with an MR scanner include proprietary surgical coils. Imaging coils are used in conjunction with an MR scanner and act as the receiving antenna to pick up the signal transmitted by the scanner to the anatomy of interest. We design coils for specific use in the applications that our systems serve. Our coils are a key technology component of our imaging systems and enable high-resolution images of the anatomy of interest. The VISIUS Surgical Theatres for neurosurgical applications also include a head fixation device that attaches directly to the table so that the patient’s head position is fixed and calibrated with the MR scanner.

•      Data-Management System: All VISIUS Surgical Theatres provide hospitals with the ability to fully integrate video, voice and data within our surgical suite. The system allows surgical teams to collect, display and share patient information in real time within the surgical theatre or with others outside the surgical theatre, including students or consulting clinicians. Our integrated data-management capabilities are comprised of both hardware and software that function together seamlessly through an intuitive touch-screen user interface. Our data-management system is DICOM compliant and interfaces with standard patient archival and communications systems (PACS).

3.1.5	Competitive Conditions

The market for image-guided therapy systems is highly competitive, with a number of companies providing competing solutions. Our competitors tend to be large medical systems suppliers, such as General Electric Company, Siemens AG (“Siemens”), Koninklijke Philips Electronics N.V. and Medtronic, Inc. We also compete with BrainLab AG, a systems integrator that markets its image guidance software, integrated data-management systems and integration services in collaboration with these suppliers. Notwithstanding that many of these competitors are larger and better capitalized than we are and have greater resources than we do; we believe that we are well positioned to compete with them.

MR imaging competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall image-guided therapy market. MR imaging, however, has been widely recognized as the imaging modality of choice for neurosurgery, and therefore we consider the main competitors of the VISIUS Surgical Theatre for neurosurgical applications to be other providers of neurosurgical MR-imaging systems.

Recently, the benefits of combining the imaging modalities of MR and fluoroscopy for the treatment of cerebrovascular or cardiovascular applications has been gaining acceptance, however, the market for these systems is in its early stages of development.

The spine market has tended to utilize portable CT or fluoroscopy for medical screw placement. We believe our recent entry into the CT market, will enhance these types of procedures as we can provide real-time imaging without moving the patient.

Most competitive image-guided therapy systems on the market today that include MR imaging involve moving the patient from the operating room or interventional suite on a detachable table top to an MR scanner in an adjacent MR diagnostic room. We believe that the benefits for patients, clinicians and hospitals that result from our patent-protected ability to move a high-field MR scanner to the patient, our unique ability to combine both MR and fluoroscopy in one fully integrated suite, and our proprietary know-how, position us to compete in the market for image-guided therapy systems.

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3.1.6	Intellectual Property

The protection of our products, product components, processes and know-how is integral to our business. We regularly seek patent protection for our products, components and other technologies in Canada, the United States and other countries where available and appropriate in order to maintain our competitive advantage. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. All of our employees and contractors are required to sign agreements committing them to hold our intellectual property in confidence and assigning to IMRIS all rights in the technology that they help us to develop.

As of December 31, 2012, we had 50 patents either issued or pending on various aspects of our technology. Our initial patent covers an apparatus that includes an MR scanner that is moved along its axis over an operating room table to perform patient imaging while a medical procedure is in process and, after imaging is completed, is moved away from the table to allow the procedure to continue without interference from the MR scanner. Our initial United States patent expires in March 2016 and will expire in March 2017 in other jurisdictions. Another related patent was issued in the United States in 2011, covering the control systems that adjust the parameters of the MR scanner when it is moved to an imaging position. This new patent fortifies our existing initial patent protection related to moving an MR scanner and extends to February 2030. The new patent is currently pending in Canada, Europe and Japan. We have a number of inventions currently in development which may lead to the filing of further patent applications in the near future. We cannot be assured that any of these pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required or that the patents granted to us will be useful commercially.

To date we have registered or applied for registrations of the following trademarks in Canada and the United States: “IMRIS” with its logo, “VISIUS Surgical Theatre”. We also claim common law trademarks over the foregoing names and marks.

3.1.7	Employees and Facilities

Employees

As of December 31, 2012, we had 168 employees, of which 32 were in sales and marketing, 58 were in customer support and operations, 48 were in research and development, and 30 were in administration. Our employees have specialized knowledge in areas such as the surgical environment, image guidance, MR imaging, manufacturing and telecommunications technology.

We have never experienced a work stoppage or other labor disturbance. To our knowledge, none of our employees belong to, or are represented by, a labor union.

On November 9, 2012, we announced that we plan to relocate our research and development, customer service, manufacturing and administration functions to Minnesota. The move will be completed by the end of the third quarter of 2013.

Manufacturing and Support

The assembly and installation of a VISIUS Surgical Theatre is a complex engineering undertaking that we manage with our customers from the initial stages of customer engagement. Our sales, engineering and manufacturing teams work together with our customers and third-party suppliers to seamlessly ensure that specific customer requirements are met on time.

Our role in the manufacturing process for VISIUS Surgical Theatres is to act as the systems integrator for hardware and software components from various sources, including our own proprietary components and those of third parties. Some components of the VISIUS Surgical Theatre are manufactured for us by third parties and then assembled by us at our Winnipeg facility, while other components are purchased from outside vendors and either integrated and installed at our Winnipeg facility directly or at the customer site. Some of these components are custom-made to our proprietary specifications, while others are off-the-shelf products. Our role as an integrator and our expertise in supply chain management permit us to both meet the unique and variable requirements of our customers and to scale our production capacity quickly to meet customer demand without substantial capital expenditure.

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Our customer support team is responsible for the full system life cycle, including the installation, training and ongoing maintenance associated with each VISIUS Surgical Theatre sold. The customized elements of each system can range from the inclusion of selected brands of operating room equipment to the implementation of structural and MR system modifications that are required to permit the system to operate properly at the customer location.

The delivery cycle and installation process for a VISIUS Surgical Theatre typically ranges from 6 to 12 months or longer depending, in part, on the configuration of the system. It also depends upon the amount of additional construction work that may be required to be completed by the customer. In certain cases, the purchase and installation of our systems may be part of a larger hospital construction project and our delivery cycle may be considerably longer. Our delivery cycle includes a phase for the initial design and receipt of building and similar permits, structural site construction activities carried out by the hospital and our sub-contractors, installation of our overhead rail system, the delivery and installation of the imaging equipment and the remaining system components and final testing and integration of the system.

The delivery cycle typically involves the following steps:

Step	Responsibility
Site preparation and installation of structural steel	Customer
Installation of rail system	IMRIS
Installation of RF shield	IMRIS sub-contractor
Room finishes and mechanical systems	Customer
Delivery, installation and integration of system components	IMRIS
Final test and acceptance procedures, customer training	IMRIS/Customer

Our program managers work in close collaboration with each customer’s internal project team, to ensure that all aspects of the VISIUS Surgical Theatre are operating safely and are effectively integrated within the customer facility. Once the system is installed, we have IMRIS specialists on staff who train nurses, surgeons, interventionists, radiologists, bio-medical engineering staff and other hospital personnel in the operation of the VISIUS Surgical Theatre.

Upon completion of installation, we typically provide our customers with a one-year material and workmanship warranty on their VISIUS Surgical Theatre. Additionally, we offer our customers multi-year extended maintenance plans that provide comprehensive labor and material coverage during the plan period. Our long-term maintenance plans typically extend for either a four- or five-year period from expiration of the warranty period. Our business arrangement with Siemens also provides our customers with worldwide access to the Siemens support services group for the Siemens equipment in the VISIUS Surgical Theatre. Most of our customers enter into long-term service plans with us, providing us with an important source of recurring revenue. Our revenue from long-term service plans for the year ended December 31, 2012 was $5.1 million and for the year ended December 31, 2011 was $3.3 million.

Approximately 33,000 square feet of our Winnipeg facility is presently dedicated to assembly and testing of the mechanical, electronic and electrical subsystems of our products, including the integrated magnet transport system, operating room table with its associated controls and our specialized surgical imaging coils.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Suppliers

We purchase certain components of our system from outside vendors, including the MR scanner (with its associated software, diagnostic coils and controls), the CT scanner, the angiography system, radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our integrated data-management system, operating room booms and surgical lighting.

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We attempt to establish dual sourcing for most components of our system, although we currently purchase our imaging systems only from Siemens under a non-exclusive OEM resale agreement. The agreement sets out the general terms of supply by Siemens. We pay Siemens for all scanners and systems on standard payment terms, and there are no on-going payment or royalty obligations. The OEM agreement was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months’ advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term.

For the majority of our VISIUS Surgical Theatre components, we do not have long-term supply contracts with suppliers. We believe that we would be able to establish alternative sources for these components, subject to any regulatory clearance that may be required. It is possible that a disruption of the supply of key components could result in increased costs and delays in deliveries of VISIUS Surgical Theatres, which could adversely affect our reputation and results of operations.

Facilities

Our principal office and production and assembly facility is located in Winnipeg, Manitoba, where we lease 90,000 square feet of space in a building. Approximately 33,000 square feet of our main facility is currently devoted to manufacturing, with the balance of the space dedicated to research and development, sales and marketing, and administration. The lease for our main facility has a two-year term expiring in 2013.

In November, 2012, we announced that we plan to relocate our research and development, customer service, manufacturing and administration functions currently located in our Winnipeg facility to Minnesota in order to gain access to a larger pool of talented personnel and access to a qualified ecosystem of suppliers. On December 28, 2012 we entered into a lease for a 170,000 square foot facility in Minnesota. Approximately 99,000 square feet of this facility will be devoted to manufacturing, with the balance of the space dedicated to research and development, sales and marketing, and administration. This lease has a ten-year term expiring in 2023 with a possibility of renewal at our option for a period of three or five years. Our annual rent obligation ranges from $1,040 to $1,300 per year.

In addition we lease office space for our regional employees in one location in each of the United States, China, Japan and Germany.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Strategic Partners

We work with a number of our customers and suppliers in designing, developing and marketing our systems. For example, in early 2009, we began working with the University Health Network in Toronto on a research initiative to develop and build the first pre-clinical system for MR-guided radiation therapy. In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS’ proprietary MR imaging technology with Varian’s TrueBeam™ system that would enable the use of MR imaging during radiotherapy treatments for cancer.

Following our acquisition of NASL and its MR-guided microsurgical robot solution in February 2010, we entered into an agreement with the University of Calgary to leverage its clinical setting at the Foothills Medical Centre in Calgary and related data through development of the next generation of the robotic technology. We have also entered into a development agreement with MacDonald, Dettwiler and Associates Ltd., (“MDA”) pursuant to which MDA is working with us to design and develop the next generation of the MR-guided surgical robot.

Since 2005 we have had an OEM agreement with Siemens for the supply of imaging components for our systems, and we collaborate with other customers, suppliers and clinicians, although most of these relationships are based on mutually beneficial goals and not contractual relationships. We also work with a number of customers who provide input in the product development cycle and who act as demonstration sites for other potential customers.

3.1.8	Regulatory Matters

VISIUS Surgical Theatres for neurosurgical, cerebrovascular and cardiovascular applications are classified as medical devices and are subject to governmental regulation in various jurisdictions. These regulations typically govern the research, testing, development, manufacture, promotion and marketing of the system. Once approved, medical devices are usually subject to continuing regulation, which typically includes record-keeping requirements, adverse event reporting, good manufacturing requirements and post-market surveillance and, in certain jurisdictions, the requirement to maintain ISO 13485 certification and to undergo periodic audits/inspections. Non-compliance with the applicable regulatory requirements will jeopardize our ability to market our products as such non-compliance can result in the failure to secure regulatory approval for the device, withdrawal or suspension of the regulatory approval, fines, injunctions, civil penalties, recalls or seizures of the device and, in certain jurisdictions, criminal prosecution.

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We have received regulatory clearance in the United States, Canada, Europe, China, Australia, South Korea and Japan to market and sell all five room configurations of our VISIUS Surgical Theatre 1.5 Tesla system product line for neurosurgical applications into these jurisdictions. We have also received regulatory clearance for our 3.0 Tesla system in the United States, Canada, Europe, China, Australia, South Korea and Japan. No regulatory approval is required for the marketing and sale of our systems in India.

We have received regulatory clearance in the United States, Canada, Australia and Europe to market and sell our VISIUS Surgical Theatre for cerebrovascular and cardiovascular systems.

In addition, some of our products must conform to standards set by the International Electrotechnical Commission, Underwriters Laboratories Inc. (“UL”), a privately owned and operated product safety testing and certification organization and TÜV SÜD, a globally recognized testing, inspection and certification organization. In the United States, we obtain UL or TÜV SÜD certification for each system on site during the installation process. We are working to have our products UL marked at the manufacturing stage, which will remove the requirement to have on-site inspections. In 2011, certain components of our products received UL certification.

We intend to seek regulatory approval of the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in other jurisdictions in which we currently have, or have sought, approval for our VISIUS Surgical Theatre for neurovascular applications. While we expect that the approval process in each jurisdiction will be similar to that used to obtain approval of the VISIUS Surgical Theatre for neurosurgical applications, there can be no assurance that we will receive market clearance for the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in these other jurisdictions.

United States

In the United States, medical devices are regulated primarily by the U.S. Food and Drug Administration (the “FDA”). The FDA classifies medical devices into one of three regulatory classes, referred to as Class I, Class II or Class III, depending on the level of control and review necessary to ensure the safety and effectiveness of the device, which in turn is based on the level of risk to the patient. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the device. The products we currently market are Class I and Class II medical devices.

There are two review procedures by which medical devices can receive FDA clearance or approval for marketing in the United States: (i) a pre-market notification (or a “510(k) notification”), or (ii) submission and approval of a pre-market approval application (“PMA”). Most Class I devices and a few Class II devices are exempt from the 510(k) notification requirements, subject to the limitations on exemptions. A 510(k) notification must be submitted for certain Class I devices as well as for the majority of Class II and certain Class III devices. The 510(k) application must establish that the medical device, in comparison with an existing legally marketed product (a “predicate device”): (i) is substantially equivalent, and (ii) is as safe and effective and does not raise different questions of safety or effectiveness. A PMA application must be filed if a proposed device is not substantially equivalent to a predicate device. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. Moreover, the FDA has recently announced that it is making changes to its 510(k) clearance pathway that will likely require the submission of more clinical and pre-clinical data than has previously been required to obtain clearance for medical devices. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

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Marketing a medical device that is subject to a 510(k) notification may begin upon the FDA issuing a clearance letter finding substantial equivalence to the predicate device. The FDA issued a clearance letter with respect to certain room configurations for the VISIUS Surgical Theatre 1.5 Tesla system in August 2006 and the VISIUS Surgical Theatre 3.0 Tesla system in December 2008. The FDA issued a clearance letter with respect to our VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in September 2009.

The Oncology package, IMRIS’ first MR Guided Radiation Therapy product, was cleared by the FDA in August 2012. We expect the MR Guided Radiation Therapy and Image Guided Robotics products currently under development will be subject to 510(k) clearance as Class II devices. We obtain the advice of FDA regulatory consultants in order to confirm which type of submission is required for a given product. Generally, a 510(k) clearance submission requires three months for approval and a special 510(k) clearance requires one month for approval, although delays are common and the granting of clearance is never guaranteed. However, the FDA may determine that our MR Guided Radiation Therapy and/or Image Guided Robotics products are not substantially equivalent and therefore not subject to 510(k) notification or may require further information, including clinical data, to make a determination regarding substantial equivalence.

Any such determination or request for additional information would delay market introduction of the product that is the subject of the 510(k) notification. If FDA requires a PMA application, the period for review and additional expense and time can be substantial. By statute, the FDA has 180 days to review the "accepted application", although, generally, review of the application can take between one and three years and it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Typically, the FDA will convene an advisory panel meeting to seek review of the data presented in the PMA for novel devices. The panel's recommendation is given great weight, but is not dispositive of the agency's decision. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and a number of the clinical sites where the supporting study was conducted. The facility inspection evaluates the company's compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures in the manufacturing process.

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials, if conducted in the United States, generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients' informed consent that complies with FDA requirements, state and federal privacy regulations and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Following completion of a study, we would need to collect, analyze and present the data in an appropriate submission to the FDA, either a 510(k) premarket notification or a PMA. Even if a study is completed and submitted to the FDA, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Canada

In Canada, medical devices are regulated by Health Canada and are divided into one of four regulatory classes, Class I to Class IV, depending upon the risk the medical device presents to the patient. Except for Class I devices, all medical devices are required to have a device license before they can be sold in Canada. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the medical device before a device license is issued by Health Canada. Manufacturers of Class II, III and IV medical devices are also required to submit to Health Canada a valid ISO 13485 quality management systems certificate issued to the manufacturer by a third- party organization recognized and accredited by Health Canada. We obtained a Class II device license for our 1.5 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2006, our 3.0 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2008, and a Class III device license for our VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in 2009.

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International Regulations

International sales of medical devices are subject to foreign governmental regulations that vary substantially from country to country. The primary regulatory environment in Europe is that of the European Union. As in the United States, medical devices are classified depending upon the risk the medical device presents to the patient, although otherwise the current regulatory requirements in the European Union differ significantly from those in the United States. Medical devices in Europe are required to carry a CE Mark, which represents compliance with the applicable Medical Device Directives. Typically, in order to obtain the CE Mark, Class I (sterile), Class IIa, Class IIb and Class III medical devices in Europe require quality systems certification by a third-party assessment agency known as a Notified Body.

The VISIUS Surgical Theatre for neurosurgical applications is a European Class IIa medical device and the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications are Class IIb medical devices and fall under the Medical Devices Directive (93/42/EEC) (“MDD”). SGS (UK) Limited Systems and Services is our Notified Body for Europe. We are required to prepare a technical file with evidence of compliance with the MDD and applicable standards. We received the appropriate CE Mark for our 1.5 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2006 and for our 3.0 Tesla VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in 2009.

In China, regulation of medical devices is administered by the State Food and Drug Administration (“SFDA”). This organization was established in 2003 to form a single regulatory body for all the Chinese provinces, simplifying the regulatory process for companies that want to do business in China. The SFDA has adopted the FDA’s model for registration and a tiered classification approach similar to Canada to determine the regulatory requirements. In Japan, regulation of medical devices is administered by the Ministry of Health under the Pharmaceutical Affairs Law (“PAL”). Language and complex registration processes make Japan a challenging regulatory environment; however, there are a number of third party consulting firms that can assist companies with the process. Japan uses a classification approach whereby regulatory requirements increase based on the class level. Japan has specific review requirements; however, these requirements are similar to EU, U.S. and Canadian requirements, which can help reduce the process for international companies.

In the Middle East, the regulatory requirements imposed on the local manufacturers and importers vary among the Middle East countries; however, many either follow the major principles of the U.S. or the EU regulations or have no specific regulations, so hospitals will default to these requirements. This fragmented process complicates regulatory approval.

3.1.9	Relocation

On November 9, 2012, the Company announced that it plans to relocate its research and development, customer service, manufacturing and administration functions currently located in the Winnipeg facility to Minnesota in order to gain access to a larger pool of talented personnel and access to a qualified ecosystem of suppliers. The move will be completed by the end of the third quarter of 2013. The operating segments will remain unchanged.

3.2	Risks Related to Our Business

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the trading price of our securities to decline.

Risks Related to Our Business

Due to our limited operating history and accumulated deficit, as well as our expected future losses, we might not achieve or maintain profitability.

We were founded in 2005. Accordingly, we have a limited operating history. We have a large accumulated deficit, we expect future losses, and we might not achieve sustained profitability. If the time required to generate significant revenues and achieve sustained profitability is longer than anticipated, we may not be able to continue our operations without additional capital, which may not be available at all or on commercially reasonable terms. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving image-guided therapy market. If we cannot successfully address these risks, we will not be able to achieve or maintain profitability and our business and financial condition would suffer.

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The decision to buy our products by a hospital may be hampered by the high unit price of the VISIUS Surgical Theatre.

The VISIUS Surgical Theatre has unit prices that range between $4 million to $12 million dollars. Given these products are premium-priced due to their greater functionality as compared to traditional products, the decision to purchase one of our VISIUS Surgical Theatres may consume a significant portion of a hospital’s annual capital budget. Where capital budgets are limited, we often are competing with systems that offer lesser functionality of our products or other capital requirement needs within the hospital system which may force a customer to choose between two or more items of capital equipment. These factors may limit our ability to compete if we are unable to market VISIUS Surgical Theatres more effectively than lower priced competitive products, and limit our ability to grow the business.

Our products are characterized by a long sales cycle, high unit prices and limited quarterly installations, which may contribute to substantial fluctuations in our order bookings and revenues recognized on delivery, installation and acceptance of our products.

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers. Due to the size and complexity of these projects, our sales process requires that we engage with a number of different stakeholders within and outside the hospital, including surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff. As a result, the sales cycle associated with the marketing of our VISIUS Surgical Theatres is both complex and lengthy, with an average sales cycle of more than 12 months from initial customer engagement to our receipt of a purchase order. Further, once a hospital purchases a VISIUS Surgical Theatre, the time for manufacture, delivery and installation of the Theatre may exceed 12 months, which delays our ability to recognize revenue. In addition, because payment of a substantial portion of the purchase price for our products is not due from the customer until the system has been delivered, installed and accepted by the customer, delays in manufacturing, delivering and installing a completed system may have a negative effect on our cash flow.

Because of the high unit price of the VISIUS Surgical Theatre and the limited number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If we lose a customer order or if customers defer installation of a VISIUS Surgical Theatre for even a short period of time, a significant amount of revenue may be lost or deferred to a subsequent period. We expect that revenues from a limited number of new customers will continue to account for a large percentage of our future revenues.

The key factors affecting our revenue and results, many of which are outside of our control, include:

•	competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

•	market acceptance of our products and services;

•	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

•	the project based nature of deployments of our products;

•	the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for medical devices and services or otherwise affecting the capital investment levels of hospitals;

•	timing of product development and new product initiatives;

•	technology changes or variations from our suppliers that change or impact our product offering; and

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•	the length and variability of the sales cycles for our products.

In addition, while we believe that our backlog provides a more meaningful measure at any particular point in time of the long-term prospects of our business; investors may attribute significant weight to our quarterly revenues and operating results, which may result in substantial fluctuations in our share price. Furthermore, our backlog may not be recognized as revenue if we experience issues with the supply of components for our products, if any service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control, which would adversely affect our operating results.

A large portion of our operating costs do not vary with revenue, which may have a negative impact on our operating results if we have significant fluctuations in our revenues.

A large portion of our operating costs are relatively fixed, such as our investment in human resources, research activities and regulatory compliance. These investments form a certain baseline of our costs, which do not fluctuate from period to period. If we are unable to recognize revenue in a particular quarter, these investments may adversely affect our financial results in that quarter or year.

A significant portion of these fixed operating costs are allocated to research and development of new technologies. These investments often require large capital commitments over long development timeframes. We have some ability to eliminate or delay certain costs; however, delaying or halting these activities because of varying revenue levels from quarter to quarter could have a long-term impact on the completion and commercialization of new products, further limiting our ability to grow the business.

If we are unable to increase sales of our newer VISIUS Surgical Theatre applications, we may be unable to generate sufficient revenue to support our business.

We currently generate the substantial majority of our revenue from sales of the VISIUS Surgical Theatre for neurosurgical applications and multi-year service plans for these Theatres. We have introduced new capabilities that extend the VISIUS Surgical Theatre to cerebrovascular and cardiovascular applications, and added intraoperative CT capabilities to the VISIUS Surgical Theatre for cranial and spine procedures. To date we have experienced limited sales of these products. The image-guided therapy market, which all of our products are designed to address, is an emerging market with limited data and there is no guarantee that the assumptions that we have made about the size of the market, the need for our products, the ability of our products to meet this perceived demand or the willingness and ability of our potential customers to pay the high prices of our VISIUS Surgical Theatres will be realized. If we are unable to sustain or increase sales of these products, we may not generate sufficient revenue to support our business.

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We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop our robotics, Magnetic Resonance guided Radiation Therapy (MRgRT) or inter-operative Computed Tomography (iCT) programs into commercially viable products on the timetable we anticipate, or at all. The commercialization of these products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products.

To date, we have limited experience manufacturing some of our products on a commercial basis. We cannot be sure that we will be able to develop efficient, low cost, high volume processes that will enable us to meet our cost goals and delivered and installed revenue projections. While we currently have sufficient production capacity to fulfill customer orders in the near term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high volume processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

We may not be able to accurately predict how our customer pipeline will convert to order bookings.

We periodically forecast information about the rate we will be able to convert potential customers in our order pipeline into actual bookings we expect to achieve in future periods. The actual bookings we achieve in a period may vary from the bookings we forecast in public disclosure documents, presentations or other public information and these variations could be material and adverse. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which may not be accurate. Actual bookings rely on the occurrence of numerous factors beyond our control such as a customer’s capital budget, their patient requirements and timing. If actual bookings vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial.

New product introductions may adversely affect our financial results

We introduce new products with enhanced features and extended capabilities from time to time. Our products are subject to various regulatory processes, and we must obtain and maintain regulatory approvals in order to sell our new products. If a potential purchaser believes that we plan to introduce a new product in the near future or if a potential purchaser is located in a country where a new product that we have introduced has not yet received regulatory approval, planned purchases may be deferred or delayed. As a result, new product introductions may adversely affect our financial results.

If we are unable to fulfill our current purchase orders on a timely basis or at all, our ability to generate revenue could be impaired, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.

As of December 31, 2012, we had 14 outstanding purchase orders for our VISIUS Surgical Theatres at various stages of completion, payment and revenue recognition. Orders may be revised, modified or cancelled, by their express terms, as a result of negotiations or by project changes or delays. If we experience any failures or delays in completing the installation of our products, our reputation would suffer and we may not be able to sell additional products. Substantial delays in the installation process also increase the risk that a customer would attempt to cancel a purchase order, which would have a negative effect on our financial condition and results of operations.

Our backlog might not result in future net sales.

Our backlog at any particular date may not be indicative of recognized revenues in our financial statements in subsequent periods. We evaluate each customer order to determine qualification for inclusion in backlog; however, there can be no assurance that amounts included in backlog will ultimately result in recognition of revenue or occur in any particular financial reporting period. In addition, in any given period, we can reduce backlog due to factors such as a cancellation of an order, lack of confidence in the customer proceeding with the order, changes in the financial condition at a customer, changes in government or third party funding for customers, and changes in installation schedules. Our experience is that orders typically convert into revenues over 12 to 18 months on average. As of December 31, 2012, we had one order in backlog valued at approximately $9.6 million, which has not proceeded at our expectations. The order continues to meet our defined criteria for inclusion in order backlog and the customer has not informed us of any change in their plans, but we are continuing to monitor the order for inclusion in our backlog. Changes to backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

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We depend upon Siemens for the supply of key components of our products and the support and maintenance of our products.

We depend upon Siemens to supply the MR scanner, CT scanner and angiography systems for our products. Our OEM agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months’ advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term. The agreement may also be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting us where the buyer or controlling shareholder is a direct competitor to Siemens. Siemens also directly and indirectly competes with us in the sale of image-guided therapy systems. If, for any reason, we could not obtain imaging equipment from Siemens on a timely basis or at all, there is no certainty that we could find another vendor willing to supply this equipment and a change would require a redesign of the products, which could take a year or more to implement. We also depend upon Siemens to provide support and maintenance services to our customers. If Siemens’ services became unavailable on a timely basis or at all, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We rely upon a limited number of suppliers of components for our products. The loss of any of these relationships may increase our costs, damage our reputation and harm our ability to generate revenue.

We purchase other critical components of our products from outside vendors, including radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our data-management system, and operating room booms and lights. For the majority of these system components, we do not have long-term supply contracts with the suppliers. A disruption of the supply of key components could result in increased costs and delays in deliveries, which could adversely affect our reputation and results of operations. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. For example, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements.

We will also have to assess any new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the FDA, or similar foreign clearance may be necessary, which would likely cause substantial delays. Furthermore, we cannot assure you that we would be able to enter into agreements on a timely basis with new manufacturers or suppliers on commercially reasonable terms, or at all. As a result, we may be unable to meet the demand for our products, or face increased costs and delays in deliveries of our products, either of which could harm our ability to generate revenue and damage our reputation. In addition, any delay in receiving components might cause us to have insufficient spare parts to service existing customers, which could lead to customer dissatisfaction and a breach by us of our service obligations to our customers.

We believe it may be necessary to find alternative manufacturers for key components over time as our quantity and quality demands evolve, but we may not be able to identify alternative manufacturers in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products.

We utilize distributors for a portion of our sales, which subjects us to a number of risks that could harm our business.

We have strategic relationships with distributors for sales and service of our products in certain foreign countries. If these strategic relationships are terminated and not replaced, our revenues and/or ability to service our products in the territories serviced by these distributors could be adversely affected. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our products performed by them.

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Natural or other disasters could disrupt our business and result in loss of revenue or in higher expenses.

Natural disasters, terrorist activities and other business disruptions in any of our major markets could have a material adverse effect on our operations. In addition, any damage to our sole in-house manufacturing operation in Winnipeg, Manitoba being utilized in the first half of 2013 or our Minnesota facility which will be utilized during the second half of 2013 could cause substantial delays in operations, damage or destroy equipment or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations. Furthermore, any unanticipated business disruption caused by Internet security threats, damage to global communication networks or similar events could have a material adverse effect on our business, financial condition and operating results.

Disruption of critical information systems or material breaches in the security of our systems could harm our business, customer relations and financial condition.

Information technology helps us operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions or the loss of or damage to intellectual property through security breach. If our data management systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

We rely upon certain key personnel and our ability to successfully grow our business would be adversely affected by their departure from our company.

We depend upon certain of our key employees. In particular, we are highly dependent upon the members of our senior management, operations and research and development staff. The loss of one or more of these individuals could adversely affect our business. Recruiting and retaining key personnel in the future will be critical to our success. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. Although we have done so in the past and expect to be able to do so in the future, we cannot assure you that we will be able to attract and retain skilled and experienced personnel. Competition for qualified personnel in the medical device industry is intense and recruiting and retaining qualified personnel with experience in our industry is very difficult. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged decline in our share price could make it difficult for us to retain our employees and recruit additional qualified personnel. We do not maintain, and do not intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain personnel in key positions, we may be unable to maintain or grow our business successfully.

Relocating our research and development, customer service, manufacturing and administration functions currently located in our Winnipeg facility to Minnesota will cause a disruption of our business.

On November 9, 2012, we announced that we plan to relocate our research and development, customer service, manufacturing and administration functions currently located in our Winnipeg facility to Minnesota in order to gain access to a larger pool of talented personnel and access to a qualified ecosystem of suppliers. The move will be completed by the end of the third quarter of 2013. If we are not able to timely recruit individuals with the requisite skills, or timely gain access to a qualified ecosystem of suppliers, the delay could materially and adversely affect our financial condition, results of operations, and cash flows.

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We may lose our Canadian issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian issuer eligible to use the multi-jurisdictional disclosure system adopted by the United States and Canada. If we are not a Canadian issuer, we would not be eligible to use the MJDS (as defined below) or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the United States Securities and Exchange Commission, which are more detailed and extensive than the forms available to a Canadian issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

There is limited clinical data to support the safety and clinical efficacy of our products, which could affect the rate of adoption of our products and subject our products to future challenges.

Although we have collected and published clinical data to support the effectiveness of neurosurgical procedures performed using VISIUS Surgical Theatres, the clinical data is still not extensive and the medical community has not yet developed a large body of peer-reviewed literature that supports the safety and efficacy of our systems. In addition, the clinical data in other applications such as cardiovascular, cerebrovascular and spine for VISIUS Surgical Theatres is still in the development stages. Because the limited VISIUS Surgical Theatre clinical data published to date is relatively new, we may not have sufficient clinical data demonstrating the advantages of our products over our competitors’ products. The lack of such may affect the rate at which hospitals and clinicians adopt our products. In addition, if future studies call into question the safety or efficacy of our products, our business, financial condition or results of operations could be adversely affected.

Market competition and technological advances of other products and treatments could reduce the attractiveness of our products or render them obsolete.

The medical device industry in general and the field of image-guided therapy in particular, is subject to intense and increasing competition and rapidly evolving technologies. Radiation therapy, chemotherapy and other drugs offer alternative means of treating the diseases that are dealt with using image-guided therapy. In addition, many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render image-guided therapy obsolete, including new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete. Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and technologies over alternative procedures, products and technologies, and convince surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff and other healthcare decision makers of the advantages of our products and technologies.

Our current competitors or other companies are likely to develop new imaging solutions. If we are unable to develop products that compete effectively against the products of existing or future competitors, our revenue may not grow and could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their imaging solutions or ancillary supplies. If these competitors’ pricing strategies are effective, it could result in downward pressure on the price of our products. If we are unable to maintain or increase our selling prices in the face of competition, our gross margins may decline.

Moreover, many of our competitors are large medical systems suppliers and have considerably greater resources at their disposal than we do in terms of technology, manufacturing, product development, marketing, distribution, sales, commercialization, capital resources and human resources and have established relationships with hospitals. Many competitors also have more experience in obtaining domestic and foreign regulatory approvals. Therefore, we cannot assure you that we can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on our business, financial condition or results of operations.

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We may have additional financing requirements in the future and we cannot be certain of our ability to obtain such financing at all or on commercially reasonable terms.

If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may require additional financing. In the future, we may also seek to arrange financings to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We may pursue future financings through various means, including equity investments, issuance of debt, joint venture projects, licensing arrangements or other means. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. Our ability to obtain additional financing may be impaired by such factors as the state of the capital markets, both generally and specifically in the medical device industry, and the fact that we are a relatively new enterprise without a proven operating history. If the amount of capital we are able to raise from financing activities, together with our cash flow from operations, is not sufficient to satisfy our capital needs, we may not be able to develop or enhance our products, execute our business and growth plans, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it would adversely affect our business, financial condition and results of operations.

We may be unable to successfully manage future growth in our business, which would impede our ability to successfully develop, manufacture, market and sell our products.

Our future financial performance, our ability to increase sales of our products and our ability to compete effectively will depend, in part, upon our ability to manage future growth effectively. Our ability to manage growth will require us to continue to implement and improve our administrative, accounting and management systems and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing personnel. Our manufacturing, assembly and installation process is complex and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and harm our business.

Our products are complex, and require the integration of a number of components from several sources of supply. We must manufacture and assemble these products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We believe that our manufacturing facility is adequate for our expected growth for the foreseeable future, but in order to meet our anticipated long-term market demand we will need to increase our manufacturing capacity. Increasing the manufacturing capacity of our facilities will require the investment of additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity on a timely basis or at all. If our manufacturing capacity does not keep pace with product demand, we will not be able to fulfill orders in a timely manner which in turn may have a negative effect on our financial results and overall business. Conversely, if demand for our products decreases, the fixed costs associated with excess manufacturing capacity may adversely affect our financial results.

If our customers are unable to obtain adequate reimbursement from third-party payers for the use of our products, our ability to commercialize our products will be adversely affected.

Medical institutions typically bill the services performed with our products to various third-party payers, such as government health administration authorities, private health coverage insurers and other organizations. Our ability to commercialize products successfully will depend in part upon the extent to which reimbursement for the cost of such services will be available. Third-party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and we cannot assure you that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. In the event that our customers are unable to obtain adequate reimbursement for the use of VISIUS Surgical Theatres or other products we may develop, market acceptance of our products would be adversely affected.

We operate in an industry where there is the potential for substantial product liability claims, which would cause us to incur significant costs, create adverse publicity and/or prevent us from commercializing our products.

Medical products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain liability insurance coverage in the aggregate amount of $15 million. There is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect us against potential liability proceedings, we could be required to cease the commercialization of products that we have developed or be prevented from beginning the commercialization of new products. Our obligation to pay indemnities or to withdraw a product following complaints could materially and adversely affect our financial condition and results of operations.

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We may face substantial warranty claims arising from the nature of our business, which would substantially increase our costs and damage our reputation.

Our costs could substantially increase if we receive a significant number of warranty claims. We typically provide our customers with a one-year material and workmanship warranty on their purchase of a VISIUS Surgical Theatre. We have only a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims increase, we could incur unanticipated additional expenditures for parts and service.

In addition, if we were to receive a significant number of warranty claims, our reputation and goodwill in the image-guided therapy market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could materially and adversely affect our financial condition and results of operations.

Our financial results can be adversely affected by foreign exchange fluctuations.

While we generate a significant portion of our sales in U.S. dollars, we also have sales in other foreign currencies and many of our expenses are denominated in Canadian dollars. In addition, any assets and liabilities not denominated in our reporting currency can give rise to foreign exchange gains or losses on translation into our reporting currency. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between our reporting currency and other currencies.

We may incur losses associated with currency fluctuation and may not be able to effectively hedge our exposure.

Our operating results are subject to fluctuations in foreign currency exchange rates. We attempt to mitigate a portion of these risks through foreign currency hedging, based on our judgment of the appropriate trade-offs among risk, opportunity and expense. We have established a hedging program to partially hedge our exposure to foreign currency exchange rate fluctuations, primarily for the Canadian dollar. We regularly review our hedging program and make adjustments as necessary based on our assessment of the relevant risks, opportunities and expenses. Nevertheless, if our hedging activities do not fully offset the adverse financial impact resulting from unfavorable movement in foreign currency exchange rates, our financial condition and results of operations would be adversely affected.

We rely upon certain strategic relationships for the design, development and marketing of our existing and future products. Our revenues would suffer if these partnerships were to end or if our partners fail to perform in the manner we require.

We work with a number of our customers and suppliers in designing, developing and marketing our products. Currently, our most important relationship is with Siemens, which supplies the superconducting magnet at the core of our system and with which we work closely in connection with the sales and marketing of our VISIUS Surgical Theatres. Siemens and certain of our other strategic partners are large, global organizations with diverse product lines and interests that may diverge from our interests in commercializing our products. In addition we have a strategic development activity with Varian, as a key partner in the development of our MR-guided radiation therapy product. Varian is providing key product components and research and development resources that are critical to the potential commercialization of the MR-guided radiation therapy product. Accordingly, our strategic partners may not devote adequate resources to our product development, or may experience financial difficulties, change their business strategy or undergo a business combination or similar change of control transaction that may affect their willingness or ability to fulfill their obligations to us.

The loss or failure of one or more of our key strategic partners could have a material adverse effect on our financial condition, results of operations and cash flow. Furthermore, if we are unable to enter into additional partnerships in the future, or if our current or future partnerships fail, our ability to develop and commercialize products could be affected negatively and our revenues could be adversely affected. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of our management team leave our company.

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If we fail to overcome the challenges inherent in international operations, our business and results of operations may be materially adversely affected.

Although most of our sales to date have been made in North America, we have employees in North America, Europe and Asia. In the future, we expect international sales of our products to account for a significant portion of our revenue, which exposes us to risks inherent in international operations. To accommodate our international sales, we have needed and will need to further invest financial and management resources to develop an international infrastructure that will meet the needs of our customers.

Accordingly, we will face additional risks resulting from our international operations, including:

•	difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

•	the failure to fulfill foreign regulatory requirements to market our products on a timely basis or at all;

•	availability of, and changes in, reimbursement within prevailing foreign healthcare payment systems;

•	difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign sales or marketing employees and agents;

•	limited protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates;

•	the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

•	the possibility of any material shipping delays;

•	significant changes in the political, regulatory, safety or economic conditions in a country or region;

•	protectionist laws and business practices that favor local competitors; and

•	trade restrictions, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations, as well as the imposition of, or significant changes to, the level of tariffs, customs duties and export quotas.

If we fail to overcome the challenges we encounter in our international operations, our business and results of operations may be materially adversely affected.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues, increase our costs and credit risk with our customers, and negatively affect our ability to collect accounts receivable and recognize revenue.

Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economy, which has negatively affected and could continue to negatively affect business spending patterns. Tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

Recent financial market conditions and the extent of the accompanying economic downturn may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

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We may be adversely affected by credit risk.

We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

If we are not able to successfully protect our key intellectual property and trade secrets, our competitive position, future business prospects and financial performance will be adversely affected.

Our success depends, in part, on our ability to maintain or obtain and enforce patent and other intellectual property protections for our processes and technologies, to preserve our trade secrets and to operate without infringing upon the proprietary rights of third parties. We have obtained patents and filed applications in the United States, Canada, and internationally and may, in the future, seek additional patents or file patent applications. Significant aspects of our technology are currently protected as trade secrets, for which we may or may not file patent applications when appropriate. There can be no assurance that patents owned or licensed by us will be valid, and we may not be able to successfully obtain and enforce patents and maintain trade secret protection for our technology. We cannot assure you that any of our pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required, or that the patents granted to us will be commercially useful. Setbacks in these areas could negatively affect our ability to compete and materially and adversely affect our business, financial condition and results of operations.

Patents may provide some degree of protection for our intellectual property; however, patent protection involves complex legal and factual determinations and is therefore uncertain. We cannot assure you that our patents or patent applications will be valid or will issue over prior art, or that patents will issue from the patent applications we have filed or will file. Additionally, we cannot assure you that the scope of any claims granted in any patent will provide us with adequate protection for the processes used by us currently or in the future. We cannot be certain that the creators of our technology were the first inventors of inventions and processes covered by our patents and patent applications or that they were the first to file. Accordingly, we cannot assure you that our patents will be valid or will afford us with protection against competitors with similar technology or processes. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective.

In addition, the laws governing patent protection continue to evolve and are different from one country to the next, all of which causes further uncertainty in the usefulness of a patent. Our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell our products, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. If we are not able to adequately protect our intellectual property and proprietary technology, our competitive position, future business prospects and financial performance will be adversely affected.

If we are unable to replace our patents or obtain patent applications or future intellectual property claims for products under development, our ability to compete in the market will be harmed

Unpatented trade secrets, technological innovation and confidential know-how are also important to our success. Although we seek to protect our proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, we cannot assure you that others will not independently develop the same or similar information or gain access to the same or similar information. In view of these factors, our intellectual property positions have a degree of uncertainty.

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While we will continue to work to add to our patent portfolio to protect the intellectual property contained in our products, we believe competitors will emerge in our current and future markets in image guided therapies. We do not know whether we will have the patent protection we need, or whether the protection we do have will be found valid and enforceable if challenged.

We also do not know whether we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business.

One of our key initial patents, which protects our proprietary right to move an MR scanner into and out of a surgical or interventional suite, expires in the United States in March 2016 and elsewhere in the world in March 2017.

We believe that a part of our value proposition to our customers and an important competitive advantage for us is our unique ability to move an MR scanner into and out of a surgical or interventional suite. This ability is currently protected by patents that will expire in our principal market, the United States, in March 2016 and in other parts of the world in March 2017. If we are not able to protect this proprietary technology through the addition of new patents, there is a risk of loss of competitive advantage, with the result that our competitive position, future business prospects and financial performance may be adversely affected.

If we are the subject of intellectual property litigation we may be required to expend substantial amounts to protect our rights to our technology against infringing parties, required to develop or obtain alternative technology or prevented from selling our products.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical technology industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant time and could divert our management’s attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

In the event that a court was to find that we were infringing upon a valid patent of a third party, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements or stop selling our products. We cannot assure you that we could enter into licensing arrangements at a reasonable cost, or at all, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to prohibition of the development, manufacture or sale of certain of our products.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may become subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management.

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Our products rely on licenses from third parties for certain research and development programs, and if we lose access to these technologies, our future projected revenues from these programs could be impacted.

We rely on technology that we license from others, including technology that is integral to our future products. We have entered into license agreements with several industry and clinical partners. Any of these agreements may be terminated for breach. If any of these agreements are terminated, we may be unable to reacquire the necessary license on satisfactory terms, or at all. The loss or failure to maintain these licenses could prevent or delay further development or commercialization of our products, which would have a material adverse effect on our results of operations.

If we are unable to obtain licenses or non-infringement rights to use technologies in products that we are developing for market, it could adversely affect our results of operations and financial condition.

Certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the image-guided therapy and surgical robotics industries. If these technologies relate to our products, we would be obligated to either seek licenses to use this technology or obtain opinions of invalidity or non-infringement, or appropriately redesign products. In the event that these alternatives are not possible, we may be precluded from marketing such products, which could adversely affect our results of operations and financial condition.

Risks Related to Our Regulatory Environment

Our products are subject to complex regulatory approval processes, which are lengthy and uncertain. If we do not obtain the necessary approvals, we will not be able to market and sell our products in applicable geographic market segments.

Our products are classified as medical devices intended for diagnostic and therapeutic use for humans. Products intended for this purpose are governed by a wide array of regulatory authorities in various jurisdictions. These regulations govern the research, testing, development, manufacture, promotion and eventual marketing of a product and approvals can take a number of years and substantial resources to obtain. There is no assurance that any of our planned products will be approved by an applicable regulatory authority on a timely basis, or at all. Any failure or delay in obtaining the applicable regulatory registrations can jeopardize our ability to market our products and will impact our ability to receive product revenue.

For more information on our regulatory environment, please consider the information described under the heading “Regulatory” in this AIF.

In addition to approval of our products, we are also subject to other complex regulatory compliance requirements. Failure to comply could adversely affect our ability to sell and market our products and/or require us to incur significant costs to comply with such requirements.

In addition to the approval of products, numerous laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, manufacturing practices, marketing, advertising and labeling of products, record keeping, post-market surveillance and the reporting of adverse events. In addition, we must comply with U.S. federal and state healthcare anti-kickback laws and other healthcare fraud and abuse laws that affect the marketing of medical devices. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions, criminal sanctions and exclusion from certain public healthcare programs.

We and our suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States, Health Canada and the Competition Bureau in Canada, and equivalent regulators in other jurisdictions. We and our manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future. Our failure or the failure of our manufacturers and suppliers to comply with current or future regulatory requirements may have a material adverse effect on our business, financial condition or results of operations.

For more information on our regulatory environment, please consider the information described under the heading “Regulatory” in this AIF.

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We may fail to identify the most profitable market opportunities and may divert limited company resources from more profitable market opportunities in order to pursue the opportunity.

A principal component of our business strategy is to expand our product offering to exploit the core technologies that we have developed for our VISIUS Surgical Theatres. As such, our organic growth and long-term success partly depends upon our ability to successfully develop and market new products which, among other matters, will require us to incur significant research and development expenditures. We have finite financial and managerial resources and therefore may be required to focus on selected products and applications and to forego efforts with regard to other products and applications. We may fail to identify the most profitable products or applications or we may fail to produce viable commercial products and may divert resources from more profitable market opportunities. In that case, the return on investment in these additional areas will be limited, and this could negatively affect our business and results of operations.

If we are unable to obtain regulatory approvals for our intellectual property rights to future products, our revenues and financial condition will be adversely affected.

Product development and modification is subject to regulatory overview and approval. Failure or delays in obtaining regulatory approval for new products or modifications to existing products would materially and adversely affect our results of operations and financial condition.

Future legislative or regulatory changes to the healthcare system may affect our business, results of operations and share price.

Even if third-party payers provide adequate coverage and reimbursement for procedures using our products, adverse changes in third-party payers’ general policies toward reimbursement could preclude market acceptance for our products and materially harm our sales and revenue growth, which could cause our share price to decline. Future legislative or policy initiatives directed at reducing costs could be introduced in the United States, Canada and other countries where we currently market or intend to market our products. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amends the broader Patient Protection and Affordable Care Act enacted on March 23, 2010 (collectively, the “U.S. Health Care Reform Law”), the core elements of which are scheduled to take effect in 2014. Among other things, the U.S. Health Care Reform Law will ultimately increase the overall pool of persons with access to health insurance in the United States. Although such an increase in covered persons should benefit hospitals, other changes in the U.S. Health Care Reform Law could adversely affect the operations and finances of hospitals, reducing their ability to purchase medical devices, such as our VISIUS Surgical Theatres. In addition, the U.S. Health Care Reform Law will impose a 2.3% excise tax on the sale of any taxable human medical devices after December 31, 2012, by the manufacturer, producer or importer of such devices. To the extent that this excise tax applies to our products, it may increase the cost of our products for our customers and also reduce our margins on the sales of our products. The U.S. Health Care Reform Law also encourages hospitals and physicians to work collaboratively through shared savings programs, which may ultimately result in the reduction of medical device acquisitions by hospital purchasers.

In addition, reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. Market acceptance of our products in a particular country may depend on the availability and level of reimbursement in that country.

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Healthcare reforms, changes in health policies and changes to third-party coverage and reimbursements may affect demand for our products

The U. S. government and other governments have in the past considered, are currently considering and may in the future consider, healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare legislation or regulations affecting our business may be proposed or enacted in the future; what effect any legislation or regulation would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.

Risks Related to the Securities

Our Common Shares have shown volatility in their price and trading volumes due to a number of factors, some of which are outside of our control.

The trading price and volume of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of our Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price of our Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities analysts;

•	announcement of technological innovations or new products or services by us or our competitors;

•	future legislative or regulatory changes affecting the medical device industry or healthcare systems; and

•	other events and factors, including the risk factors identified in this AIF.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and, therefore, shareholders may not be able to receive a return on their Common Shares unless they sell them at an amount greater than the price paid to acquire the Common Shares.

We have never declared or paid any cash dividends on our Common Shares. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

Our actual financial results may vary from our publicly disclosed forecasts, which could depress our stock price.

Our actual financial results and other measures of future performance, such as backlog, may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this AIF. If our actual results vary negatively from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

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Certain Canadian laws could delay or deter a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

The Investment Canada Act (Canada) subjects an acquisition of control of IMRIS by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Our significant shareholders have the ability to approve certain matters requiring shareholder approval and influence the composition of our board of directors in a way that diverges from the interests of our other shareholders.

Our executive officers, directors and holders of 10% or more of our Common Shares, as of December 31, 2012, beneficially owned approximately 33% of our Common Shares. Consequently, these shareholders are able to influence the composition of our board of directors and retain the voting power to approve some matters requiring shareholder approval. The interests of these shareholders may be different than the interests of other shareholders on these matters. For example, these shareholders may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in our Common Shares or the then market price of our Common Shares.

This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our Common Shares.

Our board of directors may issue, without shareholder approval, preferred shares that have rights and preferences superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no preferred shares currently outstanding, our articles allow the issuance of preferred shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of preferred shares in its sole discretion without shareholder approval. The rights and preferences of those preferred shares may be superior to those of the Common Shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive our shareholders of a control premium that might otherwise have been realized in connection with an acquisition of IMRIS.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

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Future sales of Common Shares by our existing shareholders could cause our share price to fall.

If our shareholders sell substantial amounts of our Common Shares in the public market, the market price of the Common Shares could fall. The perception among investors that these sales will occur could also produce this effect.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder’s ownership of our Common Shares.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute each shareholder’s percentage ownership of our Common Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favourable to us, or at all. Our failure to obtain acceptable additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations, and could negatively affect our business and results of operations.

Changes to financial accounting standards may affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We use estimates, make judgments and apply certain methods in measuring the progress of our business in determining our financial results and in applying our accounting policies. As these estimates, judgments, and methods change, our assessment of the progress of business and our results of operations could vary.

The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on our results of operations. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. Changes in any of our assumptions may adversely affect our reported financial results.

We may not maintain effective internal control over financial reporting, which could negatively affect the trading of our Common Shares.

In the future we may fail to maintain effective internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and as a result our management and our external auditors may not be able to conclude on an on-going basis that we have effective internal control over financial reporting, which could result in the loss of investor confidence in the reliability of our financial statements and in turn could harm our business and negatively affect the trading price of our Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to our company.

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Our internal controls and procedures could also be limited by simple errors or faulty judgments. In addition, should we expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require us to continue to improve our internal control over financial reporting.

4.	DIVIDENDS

We have never declared or paid any dividends on our Common Shares, other than an increase in the paid up capital of the Common Shares in an amount of $3,384,864 at the time of our initial public offering in November 2007, which resulted in a deemed non-cash dividend to our shareholders at that time for tax purposes. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

5.	CAPITAL STRUCTURE

5.1	General Description

We are currently authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2012 there were a total of 46,061,211 Common Shares and no preferred shares issued and outstanding on a non-fully diluted basis. In addition to the outstanding shares, as at December 31, 2012, our current and former directors, executive officers, employees and certain consultants held options to acquire an aggregate of 4,312,165 Common Shares under the terms of our employee stock option plan.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all annual and special meetings of our shareholders, except a meeting where only the holders of shares of a class or a particular series are entitled to vote separately. The Common Shares carry one vote per Common Share and do not have cumulative voting rights. The holders of the Common Shares will be entitled, at the discretion of our board of directors, to receive out of any or all profits or surplus of IMRIS properly available for the payment of dividends, any dividend declared by the board of directors and payable by us on the Common Shares, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding. The holders of the Common Shares will participate ratably in any distribution of the remaining property of IMRIS upon our liquidation, dissolution or winding-up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding.

Preferred Shares

The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. Our board of directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, cancellation provisions, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares. The preferred shares, if issued, rank prior to the Common Shares with respect to the payment of dividends and the distribution of assets and any special payments the preferred shares may be entitled to receive in the event of our liquidation, dissolution or winding-up. In addition, no dividends may be declared and paid on the Common Shares until all dividends owing on the preferred shares are paid. Once preferred shares have been issued, the approval by two-thirds of a majority of the holders of the preferred shares is required to issue any new shares ranking prior or equal to the outstanding preferred shares or to modify the rights, restrictions, privileges and conditions of the preferred shares set forth in our articles of incorporation.

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6.	MARKET FOR SECURITIES

6.1	Trading Price and Volume

Our Common Shares are listed on the TSX under the symbol “IM” and on the NASDAQ Global Market Exchange under the symbol “IMRS”. The volume and price range of our Common Shares for 2012 are set forth in the following table:

	Volume (#)		High Trading Price		Low Trading Price
Month	IM	IMRS	IM (C$)	IMRS (US$)	IM (C$)	IMRS (US$)
January	367,368	1,060,082	2.76	2.76	2.30	2.26
February	5,646,360	1,232,114	3.32	3.36	2.48	2.48
March	833,366	1,493,018	3.70	3.75	2.65	2.64
April	1,143,234	889,071	3.95	3.99	2.91	2.99
May	827,894	803,991	3.63	3.57	2.95	2.94
June	268,918	320,112	3.41	3.34	3.00	2.92
July	319,692	524,540	3.75	3.72	3.10	3.00
August	656,261	1,434,201	4.17	4.31	3.49	3.50
September	744,773	567,461	4.55	4.66	3.85	3.94
October	469,389	846,000	4.68	4.75	3.75	3.75
November	677,689	680,700	4.45	4.50	3.46	3.50
December	378,411	393,400	3.83	3.90	3.27	2.88

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7.	DIRECTORS AND OFFICERS

7.1	Directors and Officers

The following table sets forth the names, municipalities of residence, positions held with us principal occupations of our directors and executive officers and, if a director, the month and year in which the person became a director. Our directors will hold office until the next annual meeting of our shareholders.

Name, Province/State and Country of Residence	Position with IMRIS	Principal Occupation	Director Since

H. David Graves Manitoba, Canada	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer	May 2005

Jay Miller Minnesota, USA	President, Chief Operating Officer	President, Chief Operating Officer

Pablo Batista(3) Manitoba, Canada	Executive Vice President Operations	Executive Vice President Operations

Meir Dahan Manitoba, Canada	Executive Vice President Research and Development	Executive Vice President Research and Development

Kelly McNeill Manitoba, Canada	Executive Vice President Finance & Administration, Chief Financial Officer and Secretary	Executive Vice President Finance & Administration, Chief Financial Officer and Secretary

Mark Reade Manitoba, Canada	Executive Vice President Global Sales	Executive Vice President Global Sales

Denis Sutton Manitoba, Canada	Executive Vice President Human Resources	Executive Vice President Human Resources

Amy Boyle Minnesota, USA	Executive Vice President, Marketing	Executive Vice President, Marketing

Robert Courteau(2) Ontario, Canada	Director	Chief Executive Officer of Altus Group	July 2006

Carey Diamond(1)(2) Ontario, Canada	Director and Chairman of the Compensation Committee	President and Chief Executive Officer, Whitecastle Investments Limited	March 2006

William Fraser(1) Manitoba, Canada	Director	Corporate Director	August 2007

Blaine Hobson(2) Ontario, Canada	Director	Managing Partner, Whitecap Venture Partners	March 2006

David Leslie(1) Ontario, Canada	Director and Chairman of the Audit and Governance Committee	Corporate Director	August 2007

Robert Burgess California, USA	Director	Independent Investor	September 2010

(1)	Member of the Audit and Governance Committee
(2)	Member of the Compensation Committee
(3)	As of the date of this filing Mr. Batista is no longer serving in the capacity of Executive Vice President Operations.

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At December 31, 2012 as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over 15,250,462 Common Shares which represented 33.1% of the outstanding Common Shares. Additionally, at December 31, 2012, as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over options to purchase up to 3,497,066 Common Shares.

Except as disclosed below, each of our directors and executive officers have been engaged for the last 5 years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

•	Meir Dahan; prior to joining IMRIS in January 2008, Mr. Dahan held a number of positions with Baxter Healthcare from 2001 to 2008, and most recently was their Program Leader within the Renal division.

•	Kelly McNeill; prior to joining IMRIS in September 2009, Mr. McNeill was Chief Financial Officer of Resverlogix Corporation from May 2006 to September 2009 and General Manager of Haworth Limited from July 2004 to May 2006.

•	Mark Reade; prior to joining IMRIS in April 2010, Mr. Reade held a number of senior sales positions with Medtronic Inc. from 1999 to 2009; and most recently was a Vice President within their Neuromodulation division.

•	Amy Boyle; prior to joining IMRIS in July 2010, Ms. Boyle was Vice President, Corporate Brand and Marketing of St. Jude Medical Inc. from 2007 to December 2009 and was Vice President of Marketing, International Division of St. Jude Medical, Inc. from 2005 to 2007.

•	Robert Courteau; Mr. Courteau is Chief Executive Officer of Altus Group. He was previously with SAP AG as the President for SAP North America and before that was Chief Operating Officer for SAP’s Global Customer Operations. Mr. Courteau has also held executive roles with EDS Corporation and Xerox.

7.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of the Corporation and, to the knowledge of the Corporation, no shareholder holding a sufficient number of securities of the Corporation to materially affect its control is or was, in the 10 years preceding the date of this AIF, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Leslie served as a member of the Board of Directors of Canwest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, Canwest Global Communications Corp. voluntarily entered into, and successfully obtained, an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies’ Creditors Arrangement Act.

No director or executive officer of the Corporation and, to the knowledge of the Corporation, no shareholder holding a sufficient number of securities of the Corporation to materially affect its control, within the 10 years preceding the date of this AIF, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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7.3	Committees of the Board of Directors

Our board of directors has two committees: an Audit and Corporate Governance Committee comprised entirely of independent directors, and a Compensation Committee, comprised entirely of independent directors.

Audit and Governance Committee

The directors have appointed an Audit and Governance Committee consisting of three directors; Carey Diamond, William Fraser and David Leslie, all of whom are independent and financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605 (a)(2).

Relevant Education and Experience of Members of the Audit Committee

David Leslie, F.C.A., (Chair) - Mr. Leslie is an independent corporate director.  Mr. Leslie was formerly the Chairman and Chief Executive Officer of Ernst and Young LLP from 1999 to 2004, and was a partner and held various senior management positions with the firm from 1977 to 2004.  Mr. Leslie is a director of Enbridge, Inc.; Enbridge Gas Distribution, Inc.; Sobeys Inc.; Empire Company Ltd, and is a Trustee of the Crombie Real Estate Investment Trust.  Mr. Leslie is a director of MaRS Innovation, a non-profit company involved with the commercialization of certain research generated by its non-profit members.  Mr. Leslie is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 1991.

William Fraser, F.C.A - Mr. Fraser serves various companies as an independent corporate director.  Mr. Fraser was the President and Chief Executive Officer, and a Director of Manitoba Telecom Services Inc. (MTS) from 1994 to 2006, and successfully led the transformation of the provincial crown corporation to a publicly traded corporation, and the third largest telecommunications company in Canada.  Mr. Fraser was the Vice President Finance of MTS from 1986 to 1994, and prior to that was the Assistant Deputy Minister, Finance for the Government of Manitoba (1981-1986).  Mr. Fraser is a Director and Chairman of the Board of Manitoba Hydro and is the Vice Chair and Chair of the finance committee of the Board of Directors for St. Boniface Hospital Foundation.  Mr. Fraser has been a director of a number of other corporations and charitable organizations during his career.  Mr. Fraser is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 2002.

Carey Diamond - Mr. Diamond has held senior management positions at Whitecastle Investments Limited, an investor in venture and later stage private companies, since 1989, and since 1998 has been its President and Chief Executive Officer.  Since 2002, he has been Managing Director of Whitecap Venture Partners and since 2004, he has been Managing Director of Whitecastle Private Equity Partners.  Mr. Diamond has served as a director of multiple public companies, including Globelle Corporation, PC Docs International Inc., Wescam Inc. and iMagicTV Inc.  Mr. Diamond has also been an audit committee member for a number of these companies.  In addition to sitting on the boards of various private companies, Mr. Diamond is a member of the Board of Directors and Vice-Chair of the Sunnybrook Health Sciences Centre and past Director and Vice Chair of the Baycrest Centre for Geriatric Care. Mr. Diamond holds a B.A. (Economics) degree from the University of Western Ontario and an LL.B. from Osgoode Hall Law School.  He is a member of the Law Society of Upper Canada.

The responsibilities and mandate of the Audit and Governance Committee are set out in an Audit and Governance Committee Charter, a full copy of which is included as Appendix A hereto. The primary purposes of the Audit and Corporate Governance Committee are to (i) manage, on behalf of IMRIS's shareholders, the relationship between IMRIS and its external auditor and enhance the independence of the external auditor, (ii) assist the board in meeting its financial oversight responsibilities, oversee the audit and financial reporting process and increase the credibility and objectivity of financial reporting, (iii) oversee the design, implementation and ongoing effectiveness of a system of internal controls, and (iv) oversee the process by which IMRIS assesses and manages risk.

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The Audit and Governance Committee is also responsible for (i) establishing procedures for the receipt, retention and treatment of complaints received by IMRIS regarding accounting practices, financial reporting, internal accounting controls or auditing matters, (ii) establishing procedures for the confidential, anonymous submission by IMRIS employees of concerns regarding questionable accounting or auditing matters, and (iii) monitoring compliance with IMRIS's Whistleblower Protection Policy on Financial Matters.

The Audit and Governance Committee also takes a leadership role in shaping IMRIS's corporate governance practices by overseeing and assessing the functioning of the board and the committees of the board and developing, implementing and assessing effective corporate governance processes and practices. It is also responsible for reviewing and recommending the adoption of IMRIS's strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance and for overseeing the investigation of any alleged breach of any of these policies.

Pre-Approval of Audit and Non-Audit Services

The Audit and Governance Committee has implemented policies and procedures that govern the services that may be provided by our auditors, the approval thereof, and the fees paid to our auditors (see Appendix “B”). Prior to the engagement of our auditors, to perform any audit or non-audit services, the Audit and Governance Committee, either directly or pursuant to delegated authority, is required to pre-approve the provision of the services, pursuant to the adopted policy. In making its determinations regarding the approval of non-audit services, the Audit and Governance Committee considers whether approval of the proposed service would comply with the Audit and Governance Committee’s approval policy, as well as whether the provision of such non-audit services would impact the independence of the Company’s auditors. All audit and non-audit fees provided to us by Deloitte LLP (“Deloitte”) have been pre-approved pursuant to the Audit and Governance Committee’s pre-approval policies and procedures. For the years ended December 31, 2012 and 2011, the Corporation was billed the following fees:

	Fiscal 2012		Fiscal 2011
Audit Fees (1)		$313,375	$385,189
Audit Related Fees (2)		$52,028	$7,810
Tax Fees (3)		$239,471	$84,457
All Other Fees (4)	$	Nil	$2,200

(1)	“Audit Fees” consist of the aggregate fees billed by Deloitte for professional services rendered by it for the audit of our annual financial statements, review of quarterly financial statements or services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.
(2)	“Audit Related Fees” consist of the aggregate fees billed by Deloitte for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Services provided include review of complex accounting issues and work related to the audit of internal controls.
(3)	“Tax Fees” consist of the aggregate fees billed by Deloitte for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services related to commodity taxes and review and filing of our annual income tax returns.
(4)	“All Other Fees” consist of fees billed by Deloitte for products and services other than fees noted above.

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Compensation Committee

The board has appointed a Compensation Committee consisting of three Directors, Carey Diamond, Blaine Hobson and Robert Courteau. All of these directors are considered independent within the meaning of Multilateral Instrument 52-110 (Audit Committees). The Compensation Committee ensures the independence of its actions by requiring the presence of a majority of independent directors to convene any meeting of the Compensation Committee. The responsibilities and mandate of the Compensation Committee are set out in a Compensation Committee Charter. The primary purposes of the Compensation Committee are to (i) assist the board in discharging the board's oversight responsibilities relating to the compensation, development, succession and retention of the President and Chief Executive Officer and senior management, (ii) establish fair and competitive compensation and performance incentive plans, and (iii) identify candidates for director positions.

7.4	Conflicts of Interest

IMRIS leases air travel time from 5343381 Manitoba Ltd., a Corporation controlled by H. David Graves, the Chief Executive Officer and Chairman of the board of directors of IMRIS as disclosed in Section 10 – Interest in Material Transactions. Mr. Graves has declared his interest and abstains from any board decisions related to this matter.

8.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this AIF, we are not party to any litigation and no litigation is contemplated, nor have any penalties or sanctions been imposed against us by a court or securities regulatory authority related to securities legislation.

9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

H. David Graves, our Chief Executive Officer and Chairman of our board of directors, exercises control over Norpine Holdings Inc., one of our significant shareholders. We were incorporated by Mr. Graves in May 2005 to acquire the assets of Innovative, our predecessor company. Other than Mr. Graves, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding Common Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect us.

We lease air travel time from 5343381 Manitoba Ltd., a corporation that is controlled by Mr. Graves. The amount charged to travel expenses during the twelve-month period ended December 31, 2012, 2011 and 2010, with respect to transactions with this related party totaled $396,000, $357,000 and $298,000, respectively.. On December 31, 2012, there was no receivable and a payable balance of $118,000 owing to 5343381 Manitoba Ltd ($Nil as of December 31, 2011). On December 31, 2011, there was no receivable or payable balance owing to 5343381 Manitoba Ltd. We have compared the amounts paid by us for these services against the amounts charged by third parties for similar services and we have concluded that the rates charged by 5343381 Manitoba Ltd. are competitive with market rates. We intend to continue to monitor the competitiveness of these rates from time to time and will instead use similar services from a third party should they become available at lower rates.

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10.	TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario, Canada.

11.	MATERIAL CONTRACTS

During the 2012 fiscal year, we have not entered into any material contracts.

12.	INTERESTS OF EXPERTS

Deloitte are our auditors and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba.

13.	ADDITIONAL INFORMATION

Additional financial information with respect to IMRIS, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our most recent information circular in respect of our annual meeting of shareholders that involves the election of directors. Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year. Additional information relating to IMRIS may be found on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

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APPENDIX “A”

IMRIS INC.

AUDIT AND GOVERNANCE COMMITTEE

CHARTER

Establishment and Purpose

The Board of Directors (the “Board”) of IMRIS Inc. (“IMRIS”) has established the Audit and Governance Committee (the “Committee”) for the purposes of managing the relationship between IMRIS and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of IMRIS’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of IMRIS’s risk management program. In addition, the Committee is responsible for identifying candidates to serve as directors of IMRIS, and for taking a leadership role in shaping IMRIS’s corporate governance practices by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices.

Appointment and Removal

The Committee shall consist of at least three directors (the “Members”) appointed annually by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. A special Nominating Committee will recommend for approval to the Board an unrelated Director to act as Chairman of the Committee. The Board shall appoint the Chairman of the Committee.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over IMRIS as may be in effect from time to time, including those of any stock exchange upon which IMRIS’s shares are listed. To that end, each member of the Committee shall be both an “unrelated” director and an “independent” director (as such terms are defined under the requirements or guidelines for audit committee service in applicable securities laws and the rules of any stock exchange on which IMRIS’s securities are listed for trading). In general, and subject to the specific requirements and restrictions of applicable securities laws and stock exchange rules, this means that no director who is an officer or employee of IMRIS (or any related entity (including a parent or subsidiary) of IMRIS) may be a Member and each Member must be free of any relationship that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director’s independent judgment in carrying out the responsibilities as a Member.

All Members of the Committee must also be “financially literate” (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that Members must be able to read and understand fundamental financial statements, including IMRIS’s balance sheet, income statement and cash flow statement. No Member may have participated in the preparation of the financial statements of IMRIS or any current subsidiary of IMRIS at any time during the previous three years. No Member may, other than in his or her capacity as a member of the Audit and Governance Committee, the Board of Directors, or any other Board committee, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable securities laws and stock exchange rules) from, or be an “affiliated person” (as such term is defined under applicable securities laws and stock exchange rules) of, IMRIS or any subsidiary of IMRIS. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with IMRIS or any subsidiary that are not contingent on continued service should be the only compensation a Member receives from IMRIS.

At least one Member must have past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background that results in that Member’s financial sophistication.

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At least one Member of the Committee shall be an “audit committee financial expert”, as such term is defined in applicable securities laws.

Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute quorum. The Executive Vice President Finance & Administration and Chief Financial Officer is expected to attend all Committee meetings and attendance by the President and the Chief Executive Officer is desirable. The audit partner from the external auditors must meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have unrestricted direct access to IMRIS’s external auditors as well as full access to all IMRIS books, records, facilities, and personnel. The Committee may require such IMRIS officers, directors and employees as it may see fit from time to time to provide any information about IMRIS as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities. The Committee may, in its sole discretion and at IMRIS’s expense, retain, and agree to compensate, outside advisors (including independent counsel) to assist with the performance of its duties. The Committee may delegate from time to time to any person, including any individual member of the Committee or to a subcommittee, any of the Committee’s responsibilities that lawfully may be delegated. IMRIS shall provide appropriate funding, as determined by the Committee, for payment of (i) compensation to the external auditor to prepare and issue an audit report or perform other audit, review or attest services for IMRIS, (ii) compensation to any outside advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

Responsibilities

In general, the Committee performs a number of roles, including : (i) managing, on behalf of IMRIS’s shareholders, the relationship between IMRIS and its external auditors and enhancing the independence of the external auditors, (ii) assisting directors in meeting their financial oversight responsibilities, overseeing the audit and financial reporting process and increasing the credibility and objectivity of financial reporting, (iii) overseeing the design, implementation and on-going effectiveness of a system of internal controls and (iv) overseeing the process by which IMRIS assesses and manages risk. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of IMRIS’s shareholders, the relationship between IMRIS and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for appointing, retaining and determining the compensation of the external auditor;

(b)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for IMRIS, including the resolution of disagreements between management and the external auditor regarding financial reporting;

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(c)	establish procedures to monitor and oversee the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d)	annually require the external auditor to identify the relationships that may affect its independence and to provide a formal written statement delineating all relationships between the external auditor and IMRIS, and actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may affect the objectivity and independence of the external auditor;

(e)	if desirable, establish policies and procedures for the review and pre-approval of all audit and permitted non-audit services to be provided by external auditors to IMRIS or its subsidiaries;

(f)	consider and if deemed desirable, pre-approve all audit and permitted non-audit services to be provided to IMRIS or its subsidiaries by the external auditor, which pre-approval may be delegated to one or more Member in accordance with applicable law;

(g)	ensure that the external auditor reports directly to the Committee and meets with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board; and

(h)	obtain assurance from the external auditor that disclosure to the Committee is not required pursuant to the provisions of United States securities laws regarding the discovery of illegal acts by the external auditor.

Audit and Financial Reporting

The Committee is responsible for overseeing the accounting and financial reporting process of IMRIS and the audits of the financial statements of IMRIS. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b)	review with both management and the external auditor the appropriateness and acceptability of IMRIS’s critical accounting policies and any proposed changes thereto;

(c)	review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with IMRIS’s business, all alternative treatments of financial information with generally accepted accounting principles that have been discussed with management, the material assumptions made by management relating to them and their effect on IMRIS’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e)	review any problems experienced by the external auditor in performing audits;

(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g)	review and discuss the external auditor’s report with the external auditor and management;

(h)	review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

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(i)	review with management and with the external auditors, as appropriate, IMRIS’s annual and interim financial statements, MD&A and earnings press releases prior to their public dissemination;

(j)	satisfy itself that adequate procedures are in place for the review of IMRIS’s public disclosure of financial information extracted or derived from IMRIS’s financial statements (including, without limitation, the use of “pro forma” or non-GAAP financial information), other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k)	review with management IMRIS’s relationship with the regulators and the quality of its filings with the regulators; and

(l)	review with the Executive Vice President Finance & Administration and Chief Financial Officer and external legal counsel any current or anticipated litigation or legal activity that could have a material effect on IMRIS’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of policies and procedures for providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of IMRIS; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of IMRIS are being made only in accordance with authorizations of management and directors of IMRIS; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of IMRIS’s assets that could have a material effect on the financial statements (“Internal Controls”). In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	establish (under the supervision of IMRIS’s Executive Vice President Finance & Administration and Chief Financial Officer, and the Chief Executive Officer), monitor and review a system of Internal Controls;

(b)	establish procedures for: (i) the receipt, retention and treatment of complaints received by IMRIS regarding accounting matters, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by IMRIS employees of concerns regarding questionable accounting or auditing matters, and monitor compliance with IMRIS’s Policy for Receipt of Complaints and Whistleblower Protection Policy on Financial Matters and oversee, coordinate and review all investigations undertaken thereunder;

(c)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(d)	review with the President and Chief Executive Officer, the Executive Vice President Finance & Administration and Chief Financial Officer, and the external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of IMRIS’s Internal Controls that could adversely affect IMRIS’s ability to record, process, summarize and report financial information required to be disclosed by IMRIS in the reports that it files or submits with applicable securities regulators within the required time periods, and (ii) any fraud, whether or not material, that involves management of IMRIS or other employees who have a significant role in IMRIS’s Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g)	ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company unless permitted by applicable laws,

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(h)	prior to IMRIS entering into any Related Transaction, review and oversee the Related Transaction for potential conflict of interest situations on an ongoing basis, and recommend the approval or rejection or ratification of any Related Transaction by the Board. For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between IMRIS and a party in which an IMRIS “related party” has a direct or indirect interest. A “related party” is a director or officer of IMRIS, or an immediate family member of a director or officer of IMRIS (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director or officer;

(i)	annually, review any ongoing Related Transactions and report to the Board; and

(j)	obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which IMRIS assesses and manages risk, including the relationship of IMRIS’s compensation policies and practices to risk management. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in IMRIS’s business (“Risks”);

(b)	maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c)	in conjunction with management, review, on an annual basis, all aspects of IMRIS’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including IMRIS’s use of financial risk management instruments);

(d)	review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the external auditor;

(e)	review management’s processes in place to prevent and detect fraud;

(f)	monitor compliance with environmental codes of conduct and legislation; and

(g)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(h)	meet regularly with management to discuss any areas of concern to the Committee or management;

(i)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard;

(j)	recommend to the Board a system of corporate governance policies and practices, monitor its implementation and co-ordinate an annual corporate governance review by the Board;

(k)	make recommendations to the Board on an ongoing basis concerning corporate governance in general and regarding the Board’s stewardship role in the management of IMRIS including the roles and responsibilities of directors and the recommendation of appropriate policies and procedures to ensure directors carry out their duties with due diligence and in compliance with all legal requirements;

(l)	at least annually formally review and make recommendations on the composition of the Board and its committees, including a review of what competencies and skills the Board, as a whole, should possess and currently possesses and a review of the appropriate size of the Board in order to facilitate effective decision-making;

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(m)	monitor outside corporate governance regulations and developments, keep the Board sufficiently informed and recommend actions as appropriate;

(n)	ensure that any required corporate governance disclosures are duly reported on, and approve the information to be disclosed;

(o)	identify and recommend for nomination to the Board individuals qualified to become new Board and/or committee members, taking into consideration the matters set forth under the heading “Individual Directors” in the Board of Directors Mandate;

(p)	ensure that newly elected directors and committee members receive an effective and comprehensive orientation and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members and to ensure their knowledge and understanding of IMRIS business remains current;

(q)	ensure that a majority of the directors are “independent” according to applicable rules and regulations;

(r)	develop a review process (the “Process”) for periodic assessment of the effectiveness of each director, the Board and each of its committees and co-ordinate, supervise and assess the Process;

(s)	establish procedures for effective Board meetings and otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest;

(t)	ensure that appropriate processes are established by the Board to fulfill its responsibility for (i) oversight of strategic direction and development and review of ongoing results of operations and (ii) oversight of investor relations and public relations activities and procedures for the effective monitoring of its shareholder base, receipt of shareholder feedback and responses to shareholder concerns;

(u)	review, recommend the adoption of, and monitor compliance with IMRIS’s strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance (the “Policies”);

(v)	meet with IMRIS’ Disclosure Committee on an annual basis to discuss the effectiveness of IMRIS’s Disclosure and Confidentiality Policy;

(w)	review with legal counsel compliance with applicable laws and regulations and inquiries received from regulators and governmental agencies;

(x)	authorize and oversee the investigation of any alleged breach of any Policies;

(y)	review the mandates of the Board’s committees and any recommendations received from such committees and recommend appropriate changes;

(z)	annually evaluate the Committee’s performance as compared to the requirements of this Charter; and

(aa)	annually review and reassess the adequacy of the Committee’s Charter and any other documents used by the Committee in fulfilling its responsibilities; and

(bb)	review, monitor and make recommendations regarding the initial orientation and education of new Board of Directors members, and the ongoing education of directors.

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Chairman

The Chairman’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairman of the Board, the Members, the Executive Vice President Finance & Administration and Chief Financial Officer, and Corporate Secretary, set the agendas for the meetings of the Committee;

(c)	in collaboration with the Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President Finance & Administration and Chief Financial Officer and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(f)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

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APPENDIX “B”

IMRIS INC.

AUDIT AND GOVERNANCE COMMITTEE

AUDITOR SERVICES PRE-APPROVAL POLICY

1.	Purpose of Auditor Services Pre-approval Policy

The Audit and Governance Committee of the Board of Trustees (the “Board”) of IMRIS Inc. (the “Corporation”) has adopted this Auditor Services Pre-Approval Policy (the “Policy”) as part of the Corporation’s comprehensive Corporate Governance Policy in order to provide to its personnel the policies and procedures followed by the Audit and Governance Committee in reviewing and pre-approving services to be provided to the Corporation and its subsidiaries (collectively ,the “Corporation”) by the Corporation’s independent external auditor (the “External Auditor”), and to disclose those policies and procedures to the Corporation’s shareholders.

The policies and procedures in this policy are set forth as guidelines. They do not constitute requirements or create legal obligations. The Audit and Governance Committee may supplement or modify the policies and procedures as appropriate in its discretion, or it may choose to pre-approve External Auditor services in other ways that it deems advisable in its business judgment.

2.	Statement of Principle

The Audit and Governance Committee should evaluate all services that are proposed to be performed by the External Auditor of the Corporation, before those services are commenced, in order to ensure that the provision of the services will not impair the External Auditor’s independent status under applicable securities laws. Services should not be commenced by the External Auditor of the Corporation unless and until the specific service has been approved by the Audit and Governance Committee or its designee.

3.	Delegation of Authority

To the extent a service is not pre-approved by the full Audit and Governance Committee, the Audit and Governance Committee elects to delegate its pre-approval authority to the Chair of the Audit and Governance Committee, and delegates the responsibility for coordinating the External Auditor services to the Chief Financial Officer, within the parameters of this Policy. The Chair of the Audit and Governance Committee shall report any granted pre-approvals to the Audit and Governance Committee at its next scheduled meeting. The Audit and Governance Committee shall not delegate to management the Audit and Governance Committee’s responsibilities for pre-approving audit and non-audit services to be performed by the External Auditor.

4.	Policy and Procedures

The Corporation will not engage the External Auditor to carry out any non-audit services prohibited by applicable law, regulation, rule or accounting or auditing standard. A list of prohibited services (“Prohibited Services”) is provided in Appendix B1, and may be amended from time to time to add any other services prohibited by applicable law, regulation, rule or accounting or auditing standard.

The Audit and Governance Committee, either directly or through delegated authority, will consider the pre-approval of permitted audit and non-audit services to be performed by the External Auditor. A non-exclusive list of permitted services is provided in Appendix B2, and may be amended from time to time to add any other services permitted by applicable regulators.

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All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of the Corporation to exercise any discretion in determining whether a particular service has been pre-approved hereunder.

For permitted services the following pre-approval policies will apply:

(a) Audit Services

Annually, the Audit and Governance Committee will pre-approve all audit services provided by the External Auditor, as submitted jointly by the Chief Financial Officer and the External Auditor. Any additional requests for pre-approval of audit services should be addressed as described in (c) below.

(b) Pre-Approval of Audit Related, Tax and Other Non-audit Services

Annually, the Audit and Governance Committee will pre-approve the audit -related, tax and other non-audit services to be provided by the External Auditor that are recurring or otherwise reasonably expected to be provided, as submitted jointly by the Chief Financial Officer and the External Auditor. The Audit and Governance Committee shall be subsequently informed, at least quarterly, of the services for which the External Auditor has been actually engaged. Any additional requests for pre-approval shall be addressed on a case-by-case specific engagement basis as described in (c) below.

(c) Approval of Additional Services

With respect to services not covered in (a) or (b) above, the employee of the Corporation making the pre-approval request shall submit the request to the Corporation’s Chief Financial Officer. The request should include a description of the service to be provided, the estimated fee, a statement that the service is not a Prohibited Service, and the reason the External Auditor is being engaged.

(i) Services where the aggregate fees are estimated to be less than or equal to $7,500 (in either U.S. or Canadian dollars).

Recommendations in respect of each proposed engagement shall be submitted by the Corporation’s Chief Financial Officer to the Chair of the Audit and Governance Committee for consideration and approval. If the engagement is approved by the Chair, the Audit and Governance Committee shall be informed of the pre-approval at its next scheduled meeting. The engagement may commence upon approval of the Chair of the Audit and Governance Committee.

(ii) Services where the aggregate fees are estimated to be greater than $7,500 and less than or equal to $50,000 (in either U.S. or Canadian dollars).

Recommendations in respect of each proposed engagement shall be submitted by the Corporation’s Chief Financial Officer to the Chair of the Audit and Governance Committee for consideration and approval. If the engagement is approved by the Chair, the Audit and Governance Committee shall be informed of the pre-approval at its next scheduled meeting. The engagement may commence upon approval of the Chair of the Audit and Governance Committee.

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(iii) Services where the aggregate fees are estimated to be greater than $50,000 (in either U.S. or Canadian dollars).

Recommendations~~,~~ in respect of each engagement shall be submitted by the Corporation’s Chief Financial Officer to the full Audit and Governance Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services. The engagement may commence upon approval of the full Audit and Governance Committee.

5. De Minimis Exception

The Audit and Governance Committee recognizes that applicable laws provide for an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the Audit and Governance Committee and approved prior to the completion of the audit. The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to the External Auditor during the fiscal year in which the services are provided.

6. Disclosure of Pre-Approval Policies and Procedures

Annually, the Corporation shall publicly disclose the Audit and Governance Committee’s pre-approval policies and procedures and the fees billed or, if applicable, paid to the External Auditors, in accordance with regulatory requirements.

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Appendix B1

Background and Prohibited Services

Background

On January 1, 2004, the Canadian Institute of Chartered Accountants’ (CICA) revised Rules of Professional Conduct on auditor independence became effective. As they relate to public companies these new rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003. They include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.

In addition, under Canadian Securities Administrators (CSA) and SEC rules, a public company’s Audit and Governance Committee shall be responsible for pre-approving all audit and permitted non-audit services to be provided to the company or its subsidiaries by the company’s external auditors or the external auditors of the company’s subsidiaries.

Under both Canadian and United States rules, pre-approval of services by the Audit and Governance Committee may be accomplished either by specific approval of each engagement or by adopting proper pre-approval policies and procedures.

Prohibited Services

The rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors’ independence (“Prohibited Services”):

1.	Bookkeeping or other services related to the audit client’s accounting records or financial statements.
2.	Financial information systems design and implementation.
3.	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports.
4.	Actuarial services.
5.	Internal audit outsourcing services.
6.	Management functions.
7.	Human resources.
8.	Certain corporate finance and other services.
9.	Legal services.
10.	Certain expert services unrelated to the audit.

The rules provide further details as to the specific nature of services within these categories that are prohibited.

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Appendix B2

Permitted Services

Permitted Services

The Audit and Governance Committee will consider the pre-approval of permitted services to be performed by the External Auditor in each of the following broad categories:

(a) Audit Services:

Include services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements. Examples of such services may include:

(i)	Annual audit of consolidated financial statements.
(ii)	Quarterly intermediate review of interim consolidated financial statements.
(iii)	Other audit and special reports which include among others:
(iv)	accounting consultations and tax services required to perform an audit;
(v)	periodic reports and other documents filed with securities regulatory bodies or other documents; and
(vi)	reports issued in connection with securities offerings
(vii)	Attestation engagements relative to applicable securities laws.

(b) Audit -Related Services:

Include services by an external auditor that are reasonably related to the performance of the audit of the issuer’s financial statements and are not reported as Audit Services. Examples of such services may include:

(i)	Audits of pension and other benefit plans.
(ii)	Consultations concerning accounting and financial reporting standards, such as discussion, research consultations and auditing procedures relating to new pronouncements, usual or non-recurring transactions and other technical topics which are generally non-recurring.
(iii)	Assistance with statutory financial reporting, such as providing technical advice and compliance (preparation) services in connection with required statutory filings.
(iv)	Assistance with financial due diligence (non-tax) performed on potential acquisition targets.
(v)	Auditing procedures and special reports (as periodically requested).
(vi)	Internal control reviews and assistance with internal control reporting requirements
(vii)	Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by securities regulators, or other regulatory or standard-setting bodies (Note: Under securities laws, some consultations may be "audit" services rather than "audit-related" services)

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(c) Tax Services:

Include professional services rendered by an external auditor for tax compliance, tax advice, and tax planning. Examples of such services may include:

(i)	Advice and assistance with regard to tax compliance, tax planning and audit defense.
(ii)	Tax-related due diligence performed on potential acquisition targets.
(iii)	Review of tax returns on a pre-filing basis.
(iv)	Consultation on tax technical matters, such as tax basis and earnings and profits computations; evaluating the deductibility of certain expenses and creditability of certain expenses and income items; and advice on accounting methods, timing issues, compliance matters and characterization issues.
(v)	Technical and procedural advice in connection with examination by various tax jurisdictions.

(d) Other Services

Include products and services provided by the external auditor not included in the previous three categories. Examples of such services may include, if not Prohibited Services:

(i)	Valuations.
(ii)	Information technology advisory and risk management.
(iii)	Actuarial; forensic and related services.
(iv)	Corporate recovery.
(v)	Transactions.
(vi)	Corporate finance.
(vii)	Project risk management.
(viii)	Operational advisory and risk management; and
(ix)	Regulatory and compliance.

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